UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
 Form C-U: Progress Update
 Form C/A: Amendment to Offering Statement
  Check box if Amendment is material and Investors must reconfirm within five business days.
 Form C-AR: Annual Report
 Form C-AR/A: Amendment to Annual Report
 Form C-TR: Termination of Reporting

Name of issuer:

Victor Energy, LLC

Legal status of issuer:

 Form:
 Limited Liability Company

 Jurisdiction of Incorporation/Organization:

 New Jersey

 Date of organization:

 October 22, 2021

Physical address of issuer:

100 Franklin Square Drive, Suite 200, Somerset NJ 08873

Website of issuer:

investinvictor.com

Is there a co-issuer? ☒ no

Name of intermediary through which the offering will be conducted:

Rialto Markets LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the offering.

Type of security offered:

Membership Interest

Target number of securities to be offered:

4,000

Price (or method for determining price):

$250.00

Target offering amount:

$1,000,000

Minimum investment amount:

$250 (1 Membership Interest)

Oversubscriptions accepted: ☒ Yes

If yes, disclose how oversubscriptions will be allocated: Pro-rata basis   First-come, first-served basis ☒ Other – provide a description:

At the discretion of the issuer or intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Deadline to reach the target offering amount:

December 31, 2022

Disbursement from Escrow: Bi-Monthly (twice per month) or such frequency as determined between the Issuer and Intermediary.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitmentswill be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees:

4 (four directors)

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$0	$0
Cash & Cash Equivalents	$958.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($42.00)	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Victor Energy, LLC
(Issuer)

By:



(Signature)

_____
Michael W. Wellet, Jr.

_____
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



(Signature)

_____
Michael W. Wellet, Jr.

_____
Chief Executive Officer

_____5/11/22_____
(Date)

FORM C

TABLE OF CONTENTS

MAY 11, 2022

VICTOR ENERGY, LLC

FORM C



Up to $5,000,000 of Class A Membership Interests

Victor Energy, LLC ("Victor Energy," the "Company," "we," "us," or "our"), is offering a minimum amount of $1,000,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Class A Membership Interests (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2022 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering." In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested by you) in a Class A Subscription Agreement, as further described below. Under the Class A Membership Interest Instrument, Securities sold in this Offering will be deposited into a custodial account maintained by Wilmington Trust, who will serve as the custodian (the "Custodian") for this Offering and reflect each Investors' beneficial interest in the Class A Subscription Agreement in such Investors' individual custodial accounts. Investors will be required to establish, or verify that they already have, an account with the Custodian in order to receive Securities from this Offering. Each Investor must maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you canafford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, theseauthorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered orthe terms of the offering, nor does it pass upon the accuracy or completeness of any offering document orliterature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1. *Name of issuer*: Victor Energy, LLC

ELIGIBILITY

2. Victor Energy, LLC certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- Neither the Company nor any of its predecessors have previously failed to comply with the congoing reporting requirement of Rule 202 of Regulation Crowdfunding.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: http://investinvictor.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the congoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Michael W. Wellet, Jr.	Chief Executive Officer	Chief Executive Officer of Whitman	October 22, 2021 to Present
John F. Beaupre	Senior Vice President	Senior Vice President of Whitman	October 22, 2021 to Present
David A. Case	Senior Vice President	Senior Vice President of Whitman	October 22, 2021 to Present
Michael Russo	Senior Vice President	Senior Vice President of Whitman	October 22, 2021 to Present

Michael W. Wellet, Jr., PE, CPE

Mike has over 25 years of experience in engineering services, environmental services, operations management, plant management, production and executive management fields. Mike's responsibilities include executive management, decision making, financial management, leadership and strategic direction for maximizing growth of all operations functions at Whitman, including satellite offices. His areas of technical expertise include process, chemical, automation and flammability/combustibility consulting engineering. Mike actively mentors direct staff, engineers and scientists to help maximize their quality and performance of project work as well as providing guidance on professional growth including education, technical and business skills.

Mike holds a B.S./M.S. in Chemical Engineering and an M.S. in Environmental Engineering from New Jersey Institute of Technology, an MBA from the University of Texas as well as graduate certificates in Advanced Business and Executive Leadership from Cornell University. He is in the final stages of completing his DBA from Liberty University and is expected to graduate in May 2022. He is a licensed Professional Engineer in New Jersey, New York, Delaware, Massachusetts, Pennsylvania, Florida, Louisiana, Maryland, and Texas, as well as a Certified Plant Engineer.

John F. Beaupre

John has 30 years of experience in the environmental field specializing in regulatory permitting and consulting activities. He is responsible for strategic planning and project management within Whitman's Environmental, Health & Safety (EH&S) Division, and plays a key role in driving business development initiatives for Whitman's environmental services. John specializes in Health and Safety Compliance, Job Safety Analysis, Accident/Incident Investigations, Safety Plan Development and Implementation, Site and Facility Audits, Environmental Reporting, and Environmental Permitting. He also has extensive experience corresponding with regulatory agencies on behalf of clients during the permit application process.

John holds a B.S. in Biology from Southern Connecticut State University.

David A. Case

Dave has more than 25 years of experience in the waste management services field. As Senior Vice President, he oversees the direction and growth of the firm's business development group, marketing department and the Waste Management Division. Dave has provided customized environmental management programs for the industrial and manufacturing sector, educational institutions, and government-based entities throughout the United States & Canada. He specializes in managing all types of hazardous & non-hazardous waste, universal and electronic waste in any consistency, volume and container size, exploring beneficial/recycling options for various materials, conducting specialized field services such as chemical lab packing, industrial maintenance and tank cleaning, and managing specialty field and transportation services. Dave has successfully provided numerous clients with customized, cost-effective, sustainable solutions to support their specific environmental waste management needs and help drive their green initiatives.

Dave holds a B.A. in Environmental Studies from Montclair State University. David is currently pursuing an MBA from Western Governors University.

Michael Russo

Mike has more than 35 years of experience in the environmental field. He is responsible for the direction and growth of the firm's Environmental and Engineering Divisions and for all aspects of operations for the Whitman location. Mike also represents Whitman as Program Manager for all Unregulated Heating Oil Tank (UHOT) projects, which require insurance claim investigation, site assessment, site remediation, oversight and reporting. Mike has also represented Whitman as the Project and Program Manager for New Jersey Schools Development Authority (NJSDA) projects. His vast experience over the years includes permit writing for the New Jersey Department of Environmental Protection (NJDEP), compliance management, due diligence and construction management.

Mike holds a B.S. in Chemical Engineering from Rutgers University. He is also a NJDEP Certified Underground Storage Tank Closure and Subsurface Evaluator.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Company Overview

Victor Energy, LLC ("Victor Energy," the "Company," "we," "us," or "our"), is an alternative energy research and development company founded by Michael W. Wellet, Jr., John F. Beaupre, David A. Case and Michael Russo. The four principals are also principals in Victor Holdings, Inc, dba Whitman which is a full service environmental, engineering, renewable energy and waste management company founded in 1985. Details of the company's offering can be found at www.whitmanco.com.

Reasons for Project

Currently, the vast majority of flat roof structures across the country are not designed structurally to allow for a traditional solar array that could meet the buildings power needs. The cost to structurally retrofit these existing structures to accept the added weight of traditional panel and rack solar systems can many times be prohibitive.

Physical Need:
The typical commercial solar panel is 6-1/2 feet long by 3-1/4 feet wide (21.125 square feet) and weighs approximately 40 pounds, or 1.88 pounds per square foot. On a typical 500,000 square foot warehouse, where 300,000 square feet are available this equates to approximately 14,117 solar panels with a weight of 564,000 pounds or 282 tons. Adding in the weight of typical racking, which adds and additional 7 pounds per square foot on average, this adds another 2.1 million pounds to the sum, bringing the grand total to nearly 1,300 tons and 8.88 pounds per square foot. The typical box warehouse's design dead load is somewhere between 5 – 8 pounds per square foot.

Potential Power Generated:
The average typical commercial solar panel generates approximately 325 watts of power with some being as high as 400 watts and some as low as 250 watts. For example, an array of 10,000 panels can generate 3,250,000 watt or 3,250 kW or 3.2 MW.

Societal Need:
With the ever-increasing focus on renewable energy initiatives across the country, the need for an economic, lightweight solar array that can be incorporated into both new and existing structures including, but not limited to, warehouses, distribution centers, strip malls, schools and manufacturing facilities, is apparent. Additionally, many politicians, federal, state, and local officials are beginning to question why new construction of warehouses, do not contain some sort of solar or renewable component in the design.

Market Need:
It is estimated that there is approximately 10,264,570,000 square feet of warehousing space (rooftop) in the continental United States. There is another approximately 3,472,440,000 square feet of manufacturing rooftop in the United States, totaling over 13.5 billion square feet of rooftop. Source: www.statista.com. This estimate does not include schools, strip malls, heavy industrial space, etc.

Description of the Project

Victor Energy (affiliated with Whitman) is currently working with world-renowned research university, Lehigh in the in the development of a system which can be used on existing structures. Together with Lehigh University, Victor Energy proposes to develop a proprietary, patentable, system which can be introduced to the marketplace. Following this, we would like to continue with the pursuit of an improved system that would involve intellectual properties and result in a better, more efficient system.

1. **Phase I**

Phase I of the project would focus on the development of an alternate material racking system to support an already preexisting lightweight, readily available thin film solar panels. Lehigh University, through the PC Rossin College of Engineering, would then provide original research to develop a racking system to secure the panels and couple the system with a suitable battery array to store the power.

2. Phase II
Phase II of the project consists of the commissioning of original research of existing thin film technology to develop proprietary performance, eco-friendly and material improvements which can then be marketed for sale to the large manufacturing organizations in the solar arena . Of the current thin film technologies on the market, the majority of materials used in their production, and subsequent disposal, pose a risk to human health. Furthermore, thin film panels are not as efficient as typical solar panels, and this research proposes to develop technology to get them to market as to be competitive with existing solar technology. Additionally, we propose developing a potential replacement for the current, heavy, glass substrate that is used to sandwich the thin film as a way make the technology more viable. Finally, we are proposing the development of a novel battery storage system to couple with the energy generating technology.

Timing of the Project

We estimate the first phase of the project will take 2-3 years while the second phase of the project will take 4-6 years and, should funding be available, be conducted concurrently. Please note these are estimates.

Estimated Cost of Development:

We estimate the cost of development, in conjunction with Lehigh University, to be approximately $5.0 mm per year for the duration of the project. We currently do not have a valuation for the proposed technology.

Available Market:

Victor Energy proposes to develop proprietary technology in conjunction with Lehigh and then sell the technology to a large manufacturer of solar technology.

Benefit Information

Potential Energy Generation:
Making assumptions as to the percentage of warehouse space available for solar deployment and using the information developed in the reasons for project section, we estimate that if 20% of the available 13,500,000,000 square feet was available an additional 2.7 billion square feet of solar array space would be accessible. For this calculation we did not enter in geography or weather fluctuations.

Applying the average of 21.25 square feet per panel this would equate to approximately 127,058,823 panels, generating 325 watts per panel for a total generation of 41,129,411,765 watts or 41,294 MW. This level of power will generate approximately 68,000,000,000 kWh. Even if only 1% of the market was captured, it would represent approximately 3,000,000,000 kWh.

Potential Environmental Effect:
The potential positive environmental effect is enormous as can be seen in Figure 1 below.

Figure 1: Environmental Effect


Greenhouse gas emissions from
10,490,495
Passenger vehicles driven for one year
-or-
121,228,156,905
Miles driven by an average passenger vehicle
CO2 emissions from
5,427,772,535
gallons of gasoline consumed
-or-
4,738,370,778
gallons of diesel consumed
-or-
53,315,133,796
Pounds of coal burned
-or-
638,561
tanker trucks' worth of gasoline
-or-
5,808,807
homes' energy use for one year
8,761,827
homes' electricity use for one year
-or-
266,075
railcars' worth of coal burned
-or-
111,677,960
barrels of oil consumed
-or-
1,971,898,818
propane cylinders used for home barbeques
-or-
12.2
coal-fired power plants in one year

Potential Revenue Generation:
Typical complete installed cost or revenue for technology manufacturers, designers, and constructors, per square foot is approximately $1.70. Assuming the new, lighter weight solar technology can capture 20% of the available market, approximately 2,700,000,000 of new array area can be captured generating an additional $4,590,000,000 in revenue spread across suppliers of all types.

Additionally, the cumulative power produced, at a rate of $0.074 per kWh, would generate approximately $5,039,114,086 of revenue annually at a market capture rate of 20%.

RISK FACTORS

An investment in our Interests involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Interests offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Interests and the market price of our Interests, which could cause you to lose all or some of your investment in our Interests. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.

We have limited operating history. You should consider an investment in our Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Series or future proposed Series.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Series or future proposed Series. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Interests may not develop.

There is currently no public trading market for any Interests, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Accordingly, you may have no liquidity for your Interests. Even if a public or private market does develop, the market price of the Interests could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor's ability to sell the Interests.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one corporation beneficially owns 100% of outstanding voting Membership Interests of the Company. This member may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This member may have interests that are different from yours. For example, this member may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this member could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from
any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $250.00 per interest by us was determined arbitrarily and the pre-money valuation of the Company arising from such price per share in this Offering is $25,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities, or our common stock. The market price for our common stock, if any, may decline below the price at which the

Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

The price of the Securities and our common stock has been and is likely to continue to be volatile. In addition to the risk factors described in this section and elsewhere in this Form C, factors that may cause the price of the Securities and our common stock to fluctuate include, but are not limited to:

- announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments;
- changes in our financial estimates and projects;
- variations in quarterly operating results;
- the overall performance of the equity markets;
- general economic conditions;
- terrorist acts;
- litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors;
- future sales of our securities; and
- investor perception of us and the industries in which we operate.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Company is currently seeking to raise second-round funding of between $1,000,000 and $5,000,000 through the Offering, based on a valuation of $25,000,000. This funding will allow for:
- Research & Development
- Engineering Technical Support
- Marketing
- Legal Services
- Accounting Services
- Administrative Fees

OWNERSHIP AND CAPITAL STRUCTURE

Principal Holders of Outstanding Securities

Name of Holder	Class of Interests	Number of Interests Held Prior to Offering	Percentage (%) of Interests Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Victor Holdings Inc	Class B	85,000	100	100

Classes of Securities of the Company

The Company has 105,000 authorized Membership Interests and 0 authorized Preferred Interests. As of the date of this Offering, 85,000 Membership Interests were issued and outstanding in the Company. The Company is offering 20,000 Interests at $250.00 per Interest (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 20,000 Membership Interests issued in the Company with the Interests sold through this Offering equaling 19% ownership of issued Interests in the Company post offering. The Interests sold do not have standard voting rights within the Company.

Class A Membership Interests

Class A Membership Interest Holders are entitled to distribution in an order of priority. Distributable Cash from Capital Transactions shall be distributed 100% to the Class A Members until each Class A Member has been repaid its Capital Contribution and Preferred Return. Class A Membership Interest holders do not have voting rights.

Class B Membership Interests

Class B Member means Victor Holdings Inc. Class B Membership Interest holders have voting rights. Class B Membership Interests are not being offered at present.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Other Material Terms

The Company does not have the obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Indebtedness

The Company does not have any outstanding debt.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Target Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$30,000	3%	$150,000
Research & Development	58.2%	$582,000	62.08%	$3,104,000
Engineering Technical Support	16.005%	$160,050	27.16%	$1,358,000
Marketing	16.975%	$169,750	3.395%	$169,750
Legal Services	2.425%	$24,250	0.97%	$48,500
Accounting Services	0.97%	$9,700	0.485%	$24,250
Administrative Fees	2.425%	$24,250	2.91%	$145,500
Total	**100%**	**$1,000,000**	**100%**	**$5,000,000**

*Rialto Markets, LLC shall take one percent (1%) equity and three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Delivery of Securities
The Company will complete the transaction and deliver securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation
Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of theinvestment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior tothe offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material changeis made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

<u>EXHIBIT A</u>

VICTOR ENERGY LLC

December 31, 2021



VICTOR ENERGY LLC

December 31, 2021

TABLE OF CONTENTS

	Page



Certified Public Accountants, PC
www.bkc-cpa.com

Independent Auditors' Report

To the Members
Victor Energy LLC
Somerset, New Jersey

Opinion

We have audited the accompanying financial statements of Victor Energy LLC (a New Jersey partnership), which comprise the Balance Sheet as of December 31, 2021, and the related Statement of Operations and Changes in Members' Equity and Cash Flows for the period then ended, and the related Notes to the Financial Statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victor Energy LLC as of December 31, 2021, and the results of its operations and cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Victor Energy LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Victor Energy LLC's ability to continue as a going concern within one year after the date that the financial statements are issued.

39 State Route 12, Suite 2, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

26

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Victor Energy LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Victor Energy LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BKC, CPAs, PC

BKC, CPAs, PC

February 11, 2022
Flemington, New Jersey

VICTOR ENERGY LLC
Balance Sheet
December 31, 2021

ASSETS

Current assets
  Cash $ 958

LIABILITIES AND MEMBERS' EQUITY

Equity
  Members' equity $ 958

See accompanying notes to the financial statement.

3

VICTOR ENERGY LLC
Statement of Operations and Changes in Members' Equity
For the Period Ending December 31, 2021

Bank charges	$	42
Net loss		42
Members' equity - beginning of period		-
Members' contributions		1,000
Members' equity - end of period	$	958

See accompanying notes to the financial statement.

4

VICTOR ENERGY LLC
Statement of Cash Flows
For the Period Ending December 31, 2021

Cash flows from operating activities		
Net loss	$	(42)
Net cash used in operating activities		(42)
Cash flows from financing activities		
Members' contributions		1,000
Net cash provided by financing activities		1,000
Increase in cash and cash equivalents		958
Cash and cash equivalents - beginning of period		-
Cash and cash equivalents - end of period	$	958

See accompanying notes to the financial statement.

5

VICTOR ENERGY LLC
Notes to the Financial Statements

Note 1 -   Summary of significant accounting policies
Nature of operations
Victor Energy LLC (the Company), was formed in October 2021. The Company, incorporated in New Jersey, is a renewable energy research and development company.

Use of estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
There is no provision for income taxes as the Company, a Limited Liability Company, is taxed as a partnership. The members of the Company are taxed separately on their respective shares of the Company's income. Since the Company is recently formed, all years are available for examination by Federal and State tax authorities.

Note 2 -   Concentration of credit risk
The Company maintains its cash balance at one bank, which is insured by the Federal Deposit Insurance Corporation. From time to time the cash balances may exceed the amount of insurance coverage. As of December 31, 2021, there was no uninsured cash.

Note 3 -   Risks and uncertainties
On January 30, 2020, the World Health Organization (WHO) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the COVID-19 outbreak) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future operations. Management is actively monitoring the impact of the global situation on its financial position, liquidity, operations, and industry. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition or liquidity for the year ending December 31, 2022.

Note 4 -   Subsequent events
The Company's management has determined that no material events or transactions have occurred subsequent to December 31, 2021 and through February 11, 2022, the date of the Company's financial statement issuance, which requires additional financial disclosure in the Company's financial statement.

6

FORM OF SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "**Agreement**"), dated as of [DATE], is entered into by and between Victor Energy, LLC, a New Jersey limited liability company (the "**Company**"), and [Investor Name], an individual resident of [STATE] (the "**Investor**").

RECITALS

WHEREAS, the Company is a limited liability company formed under the laws of the State of New Jersey on 10/22/2021;

WHEREAS, the Investor desires to purchase from the Company, and the Company desires to sell and issue to the Investor, [NUMBER OF CLASS A UNITS] Class A Units, subject to the terms and conditions of this Agreement;

WHEREAS, capitalized terms used but not defined herein have the meanings given to such terms in that certain Operating Agreement, dated [____], as amended from time to time, between Victor Holdings Inc., and the Company (the "**Operating Agreement**").

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants, and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. **Purchase and Sale**. Subject to the terms and conditions of this Agreement, on the day of Closing, the Investor shall purchase from the Company, and the Company shall sell and issue to the Investor, [NUMBER OF CLASS A UNITS] Class A Units (the "**Subscription Units**") at a price of $250 per Class A Unit. Payment for the Subscription Units shall be made by making a contribution to the capital of the Company in the form of cash in the aggregate amount of $[AMOUNT]. At the Closing, Investor shall execute and deliver to the Company a copy of the Operating Agreement or a joinder agreement in the form provided by the Company. Upon such execution and delivery, the Investor shall become bound by the terms and conditions of the Operating Agreement.

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Investor that:

     (a)   Due Organization; Good Standing. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of New Jersey.

     (b)   Limited Liability Company Power. The Company has all requisite limited liability company power and authority to (a) enter into this Agreement and to perform all of its obligations hereunder, (b) carry out the transactions contemplated hereby and (c) issue the Subscription Units to the Investor.

     (c)   Authorization. The Company has taken all limited liability company actions necessary to authorize it to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution, and delivery of this Agreement by the Investor, constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

(d)   <u>Subscription Units</u>. The Subscription Units, when issued and delivered in accordance with the terms hereof, will be duly authorized, validly issued, fully paid, and nonassessable and will be free and clear of any liens or encumbrances.

3.   <u>Representations and Warranties of the Investor</u>. The Investor hereby represents and warrants to, and agrees and covenants with, the Company as follows:

(a)   <u>Authority</u>. The Investor has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been, assuming the due authorization, execution, and delivery by the Company, duly and validly executed and delivered by the Investor and constitutes a legal, valid, and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)   <u>No Conflicts; No Consents</u>. The execution and delivery by the Investor of this Agreement, the consummation by the Investor of the transactions contemplated hereby, and the performance of the Investor's obligations hereunder do not and will not: (a) conflict with or result in a violation or breach of applicable law or (b) assuming the due authorization, execution, and delivery of this Agreement by the Company, violate in any material respect, conflict with in any material respect, or result in any material breach of, or constitute (with or without notice or lapse of time or both) a material default under, or require the Investor to obtain any consent, approval, or action of, make any filing with or give any notice to any Person as a result or under the terms of, any contract, agreement, instrument, commitment or arrangement.

(c)   <u>Investment Intention; Restriction on Dispositions</u>. The Investor is acquiring the Subscription Units solely for the Investor's own account for investment and not on behalf of any other Person or with a view to, or for sale in connection with, any distribution thereof. The Investor agrees that the Investor will not, directly or indirectly, offer, transfer, sell, pledge, hypothecate, or otherwise dispose of any of the Subscription Units (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of any of the Subscription Units), except in compliance with (a) the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations of the Securities and Exchange Commission thereunder, (b) applicable state and non-U.S. securities or "blue sky" laws, and (c) the provisions of this Agreement and the Operating Agreement. The Investor further understands, acknowledges, and agrees that none of the Subscription Units or any interest therein or any rights relating thereto may be transferred, sold, pledged, hypothecated, or otherwise disposed of unless (i) the provisions of the Operating Agreement shall have been complied with and (ii) such disposition is exempt from the provisions of Section 5 of the Securities Act or is pursuant to an effective registration statement under the Securities Act and is exempt from (or in compliance with) applicable state securities or "blue sky" laws. Any attempt by the Investor, directly or indirectly, to offer, transfer, sell, pledge, hypothecate, or otherwise dispose of any of the Subscription Units, or any interest therein, or any rights relating thereto, without complying with the provisions of this Agreement and the Operating Agreement, as applicable, shall be void and of no effect.

(d) <u>Securities Laws Matters</u>. The Investor acknowledges receipt of advice from the Company that: (a) the Subscription Units have not been registered under the Securities Act or qualified under any state securities or "blue sky" laws or non-U.S. securities laws; (b) it is not anticipated that there will be any public market for the Subscription Units; (c) the Investor must continue to bear the economic risk of the investment in the Subscription Units unless the Subscription Units are subsequently registered under the Securities Act and such state or non-U.S. securities laws or an exemption from such registration is available; (d) a restrictive legend shall be placed on any certificates representing the Subscription Units that make clear that such Subscription Units are subject to the restrictions on transferability set forth in this Agreement and the Operating Agreement; and (e) a notation shall be made in the appropriate records of the Company indicating that the Subscription Units are subject to restrictions on transfer and, if the Company should in the future engage the services of a transfer agent, appropriate stop-transfer instructions will be issued to such transfer agent with respect thereto.

(e) <u>Ability to Bear Risk</u>. The Investor acknowledges that: (a) the financial situation of the Investor is such that it can afford to bear the economic risk of holding the Subscription Units for an indefinite period; and (b) the Investor can afford to suffer the complete loss of its investment in the Subscription Units.

(f) <u>Access to Information; Sophistication; Lack of Reliance</u>. The Investor is familiar with the business and financial condition, properties, operations, and prospects of the Company and the Investor has been granted the opportunity to ask questions of, and receive answers from, representatives of the Company concerning the Company and the terms and conditions of the acquisition of the Subscription Units and to obtain any additional information that the Investor deems necessary to verify the accuracy of the information so provided. The Investor's knowledge and experience in financial and business matters is such that the Investor is capable of evaluating the merits and risk of the Investor's investment in the Subscription Units. The Investor has carefully reviewed the terms and provisions of this Agreement and the Operating Agreement and has evaluated the restrictions and obligations contained therein. In furtherance of the foregoing, the Investor represents and warrants that as of the Closing, (a) no representation or warranty, express or implied, whether written or oral, as to the financial condition, results of operations, prospects, properties, or business of the Company or as to the desirability or value of an investment in the Company has been made to the Investor by or on behalf of the Company, except for those representations and warranties expressly set forth in Section 2 of this Agreement, (b) the Investor has relied upon the Investor's own independent appraisal and investigation and the advice of the Investor's own counsel, tax advisors, and other advisors regarding the risks of an investment in the Company, and (c) the Investor will continue to bear sole responsibility for making its own independent evaluation and monitoring of the risks of its investment in the Company.

(g) <u>Accredited Investor</u>. The Investor is an "accredited investor" as defined in Rule 501 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act and, in such case, shall submit to the Company such further assurances of such status as may be reasonably requested by the Company.

4. Binding Effect; Benefits. This Agreement shall be binding upon the successors, heirs, executors, and administrators of the parties hereto. Nothing in this Agreement, express or implied, is intended or shall be construed to give any Person other than the parties to this Agreement and their respective successors or permitted assigns any legal or equitable right, remedy, or claim under or in respect of any agreement or any provision contained herein.

5. Waiver. Any term or provision of this Agreement may be waived at any time by the party that is entitled to the benefits thereof, but only in writing signed by such party. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach, and no failure by any party to exercise any right or privilege hereunder shall be deemed a waiver of such party's rights or privileges hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder.

6. Amendments. This Agreement may not be modified, amended, altered, or supplemented except upon the execution and delivery of a written agreement executed by the parties whose rights and/or obligations hereunder are modified by such written agreement.

7. Assignability. Neither this Agreement, nor any right, remedy, obligation, or liability arising hereunder or by reason hereof shall be assignable by the Investor without the prior written consent of the Company.

8. Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of New Jersey, without giving effect to any choice or conflict of law provision or rule (whether of the State of New Jersey or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New Jersey.

9. Enforcement. Each party agrees that the parties shall be entitled to specific performance of the terms hereof.

10. Notices. All notices, requests, demands, letters, waivers, and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered personally, (ii) sent by next-day or overnight mail or delivery or (iii) sent by e-mail, as follows:

      (A)   If to the Company:

            Victor Energy, LLC
Attention: Michael W. Wellet Jr.
            100 Franklin Square Drive, Suite 200
            Somerset, New Jersey 08873
            Email: mwellet@whitmanco.com

      (B)   If to the Investor:

Attn: [NAME]
[ADDRESS]
[ADDRESS]

All such notices, requests, demands, letters, waivers and other communications shall be deemed to have been received (A) if by personal delivery, on the day delivered, (B) if by next-day or overnight mail or delivery, on the day delivered, or (C) if by e-mail, on the day delivered.

11. Headings. The headings contained herein are for convenience and shall not control or affect the meaning or interpretation of any provision hereof.

12. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, Docusign, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original copy of this Agreement.

13. Severability. In case any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, the validity and enforceability of the remaining provisions shall not in any way be affected thereby.

14. Entire Agreement. This Agreement, together with the Operating Agreement, shall constitute the entire agreement of the parties hereto with respect to the subject matter hereof and shall supersede all prior agreements, arrangements, understandings, documents, instruments and communications, whether written or oral, with respect to such subject matter.

15. Further Assurances. Subject to the terms and conditions provided herein, each party hereto covenants and agrees to use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper, or advisable, whether under applicable law or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have hereby executed this Agreement as of the date first above written.

THE COMPANY:

Victor Energy, LLC

_____

By, Victor Holdings Inc., Manager
     By, Michael W. Wellet Jr., CEO

THE INVESTOR:

[NAME]

_____

EXHIBIT C

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
VICTOR ENERGY, LLC
a New Jersey limited liability company

This Operating Agreement (this "**Agreement**") of Victor Energy, LLC (the "**Company**") effective as of [   ], is made and entered into by and between Victor Holdings Inc. (the "**Manager**"), and the other parties who from time to time are admitted as Members of the Company.

The Manager and Members hereby (i) ratify and in all respects confirm the formation of the Company under the laws of New Jersey pursuant to the Certificate of Formation filed with the office of the Secretary of State of New Jersey on 10/22/2021, (ii) acknowledge and agree that this Agreement amends and restates that certain limited liability company agreement dated October 22, 2021 (iii) acknowledge and agree that this Agreement shall supersede any oral agreements of the parties related in any respect to the Company, and (iv) agree as follows:

1. **Definitions**.

"**Affiliate**" of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretive opinions, injunctions, judgments, awards, decrees of or agreements with, any Governmental Authority.

"**Assets**" or "**Company Assets**" means any and all assets of the Company including any trademarks, patents, copyrights, or other intellectual property rights, any interests in real property, mortgages, loans, notes, contracts, receivables, cash, or any other asset of the Company, tangible or intangible.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Basis of any property contributed to the Company by such Member. For Class A Members, the amount of such Class A Member's Capital Contribution shall be reflected on the written Subscription Agreement between the Company and such Class A Member in substantially the form attached hereto as **Exhibit B**.

"**Capital Transaction**" means a sale or other disposition of any Company Assets.

"**Class A Member**" shall mean any Person holding Class A Units who has been approved by the Manager.

"**Class A Units**" shall mean Units in the Company purchased by Members pursuant to a Subscription Agreement. There shall be 20,000 Class A Units each representing an original Capital Contribution of two-hundred fifty dollars ($250) for an aggregate of Five Million Dollars ($5,000,000.00).

"**Class B Member**" shall mean Victor Holdings Inc.

"**Class B Units**" shall mean Units in the Company held by the Class B Member. There shall be 85,000 Class B Units each representing a Capital Contribution of 1/1000 Dollar ($0.001) for a total of Eighty-Five Dollars ($85.00).

"**Closing**" is defined as the acceptance of Subscription Agreements at time periods designated at the sole discretion of the Manager.

"**Distributable Cash**" means, (i) in the case of a Capital Transaction, the total cash gross receipts of the Company attributable to such Capital Transaction, less (A) payment of all expenses associated with such Capital Transaction and (B) repayment of all secured and unsecured Company debts required to be paid in connection with such Capital Transaction or that the Members unanimously determine should be paid in connection with such Capital Transaction ("**Distributable Cash from Capital Transactions**").

"**Distributions**" means a distribution made by the Company to a Member (when in cash or otherwise) with respect to such Member's Units, including a distribution of Distributable Cash from Capital Transactions; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a service provider for the Company or a Company Affiliate. "Distribute" when used as a verb shall have a correlative meaning.

"**Effective Date**" shall mean the date of transfer of a Class A Member's Capital Contribution from the Subscription Account into the Company's operating account and the Company's acceptance of the Member's Subscription Agreement, which shall first occur on the date of the Initial Closing, and upon each Closing after the Initial Closing up to and including the Final Closing.

"**Final Closing**" is defined as the date of the earliest to occur of the following (a) the Company, in the Manager's sole discretion, elects to no longer accept Capital Contributions; or (b) the date upon which 20,000 Class A Units have been sold.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

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"**Initial Closing**" means the first Closing on which a Class A Member is admitted to the Company, which shall occur no sooner than the date of when 4,000 Class A Units have been sold by the Company.

"**Member**" shall mean any Person holding Units who has been approved by the Manager.

"**Ownership Interest**" means, for each Class A Member, that percentage which is obtained by dividing the number of Class A Units held by such Class A Member by the total of all Class A Units held by all Class A Members.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Preferred Return**" shall mean a seven percent (7%) return of a Class A Member's Capital Contribution, compounded annually and payable as set forth in Section 16. The Preferred Return applicable to a Member shall be calculated based on the number of days in an applicable annual period that a Class A Member holds Class A Units.

2. **Name**. The name of the limited liability company organized hereby is Victor Energy, LLC, or such other name as the Manager from time to time may determine, and all business of the Company shall be conducted in such name and/or such other trade name as the Manager shall determine. Upon the termination of the Company, all of the Company's right, title and interest in and to the use of the name "Victor Energy, LLC" and any variation thereof, including any name to which the name of the Company may be changed, shall become the property of the Manager, and the Members shall have no right to, and no interest in, the use of any such name.

3. **Purpose; Powers**. The Company was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, to engage in any lawful act or activity for which limited liability companies may be formed under the New Jersey limited liability company act, NJ Rev Stat § 42:2C-1 (the "**Act**") related thereto. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do such things and engage in such activities related to the foregoing as may be necessary, convenient, or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

4. **Principal Office**. The address of the principal office of the Company is 100 Franklin Square Drive, Suite 200, Somerset, New Jersey 08873. The Company may locate its office at any other place or places as the Manager may from time to time deem advisable.

5. **Registered Agent and Registered Office**. The Company shall at all times maintain a registered agent and a registered office in the State of New Jersey as provided in the Act. Until changed by the Manager in accordance with this Agreement and the Act, the registered agent of the Company shall be Michael W Wellet Jr..

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6. Term. The Company shall continue in existence in perpetuity from the date the Certificate of Formation was filed with the office of the Secretary of State of New Jersey, unless the Company is dissolved earlier in accordance with Section 28.

7. Limited Liability. Except as otherwise provided by the Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Members and Manager shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member or Manager of the Company.

8. Members. The Company shall have two (2) classes of Members: Class A Members and the Class B Member. Each such class of Members shall have the rights, powers, duties, obligations, preferences and privileges set forth in this Agreement.

(a) At any time prior to the Final Closing, the Manager may, in its sole discretion, admit one or more Persons to the Company as Members. A Person shall be admitted to the Company as a Member (and be shown as such in the books and records of the Company) upon execution and delivery by such Person of this Agreement (or a Joinder Agreement in substantially the form attached hereto as **Exhibit A**) and a Subscription Agreement (in substantially the form attached hereto as **Exhibit B**) and the acceptance by the Manager of such subscription in accordance with the terms and conditions of this Agreement.

(b) At any time on or prior to the Final Closing, the Manager, in its sole discretion, may schedule one or more Closings for the sale of Class A Units and cause the Company to admit Members or permit existing Members to increase their Capital Contribution.

(c) Contemporaneously with being admitted to the Company or increasing its Capital Contribution, each Member shall make Capital Contributions to the Company in the amount of such Member's Capital Contribution.

9. Capital Structure; Voting Rights. The following provisions shall govern the capital structure of the Company:

(a)   Units. All membership interests in the Company shall be evidenced by units ("**Units**"), which shall be divided into Class A Units and Class B Units. Each type, class or series of Units shall have the privileges, preferences, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by each Member (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. The Members Schedule shall be kept with the Company's books and records and shall be available for any Member's review upon reasonable request. The Company will sell Class A Units at the price of $250 per Class A Unit, and the Company shall not issue fractional Units.

(b)   Certification of Units. The Manager may, in its sole discretion, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

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(c)   Voting. The Class A Units shall be non-voting Units, except as expressly set forth in Section 17(d), Section 28(a), and Section 29(a), which in such cases, the Class A Units shall then be entitled to one vote per Class A Unit held of record on the Company's books. The Class B Units shall be entitled to one vote per Class B Unit held of record on the Company's books as to matters that come before the Members for a vote. Any transferee of Units who is not admitted as a substitute Member in accordance with the terms and provisions of this Agreement shall not be entitled to vote such Units and those Units shall not be treated as outstanding in determining votes or approvals of the Members. For the purposes of this Agreement, the term "**Majority Interest**" shall mean the Members holding at least a majority of the Units entitled to vote; and the term "**Supermajority Interest**" shall mean the Members holding at least 75% of the Units entitled to vote.

(d)   Adoption of Agreement. Each Person acquiring Units from the Company in accordance with this Agreement shall be admitted as a Member and shall, by executing and delivering to the Manager a copy of this Agreement or a Joinder Agreement in the form attached hereto as **Exhibit A**, shall accept, adopt and be bound by the terms and provisions of this Agreement, and such Person shall each execute and deliver such other instruments as the Manager reasonably deems necessary or appropriate to effect, and as a condition to, such acquisition of Units. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 11.

10. **Capital Contributions**.

(a)   Capital Contributions. In exchange for the issuance of the Class A Units specified in each applicable Subscription Agreement (in substantially the form attached hereto as **Exhibit B)**, the Class A Members agree to deliver to the Company the Capital Contribution set forth in such Subscription Agreement. The Class B Member shall be issued the Class B Units in exchange for the Capital Contribution set forth in this Agreement upon the execution of this Agreement. Upon receipt of the Class A Members' Capital Contributions, the Company will immediately deposit such Capital Contributions into its holding account (the "**Subscription Account**"). Any investment in the Class A Units only becomes effective as an equity investment as of the Effective Date, and the Manager shall deliver written notice to all Members upon the Effective Date that such investment has become effective as an equity investment. Capital Contributions held in the Subscription Account shall pay no interest to the applicable Member and shall confer no other rights upon the applicable Member. If the Initial Closing does not occur prior to December 31, 2022, all Capital Contributions held in the Subscription Account shall be returned in full immediately, without interest, and this Agreement and any Subscription Agreements shall be void *ab initio*.

(b)   Additional Capital Contributions and Loans. Except as provided in this Section 10(b), no Member or Economic Interest holder (each may be referred to herein as an "**Interest Holder**") shall be required to make loans or additional Capital Contributions to the Company. At such time or times as the Company requires additional capital to conduct the

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business of the Company, as determined by the Manager, the Manager may elect to borrow money from banks, other lending institutions, Interest Holders, Affiliates of Interest Holders, or other third parties upon such terms and with such security as the Manager determines is reasonable and market for such loans. Further, additional Capital Contributions may be necessary to accomplish the purposes and objectives of the Company. Additional Capital Contributions may be made by the Members when determined necessary by the Manager, from time to time, in the amounts determined by the approval of the Manager. Such additional Capital Contributions shall be payable in proportion to each Class A Member's Ownership Interest. If the then current Class A Members are unable or unwilling to meet the demand for additional Capital Contributions, the Class A Members acknowledge that new Members may be added at the time additional capital is required on terms no more favorable than was offered to the existing Class A Members. The Class A Members acknowledge that their Ownership Interest may change (including being diluted) from time to time as a result of adding new Members to obtain additional Capital Contributions. In the event that one or more Members is unable or unwilling to contribute such additional Capital Contributions, then the Manager may amend this Agreement to admit new Members on terms no more favorable than was offered to the existing Class A Members. However, this section is not for the benefit of any creditors of the Company. No creditor of the Company may obtain any right under this paragraph to make any claim that a Member is obligated to contribute capital to the Company for the purpose of satisfying the Company's creditors. Such Member or Members making additional Capital Contributions shall receive a Capital Account credit for each such additional Capital Contribution at the time and in the amount that such Capital Contribution is made, and the Members Schedule shall be adjusted accordingly as to the Ownership Interest for all Members. If a loan agreement is negotiated with an Interest Holder, the loan shall be evidenced by a promissory note payable by the Company in a form approved by the Manager. Any loan given by any Member to the Company shall not be considered a Capital Contribution and shall not affect the maintenance of such Member's Capital Account. The loan shall be repaid by the Company to the Interest Holder, with unpaid interest, if any, according to the terms of the note. Such interest and repayment of the amounts so loaned are to be entitled to priority of payment over the Distributions to Interest Holders with respect to their Units. Loans by any Interest Holder to the Company shall not be considered Capital Contributions to the Company.

11. Capital Accounts. The Company shall maintain for each Member a separate capital account ("**Capital Account**") in accordance with the rules prescribed pursuant to Section 704 of the Internal Revenue Code of 1986, as amended (the "**Code**"), and the Treasury Regulations (the "**Treasury Regulations**") promulgated thereunder, including but not limited to Treasury Regulations Section 1.704-1(b)(2)(iv). The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

12. Book Basis. The book basis ("**Book Basis**") of an Asset of the Company shall mean the Asset's adjusted tax basis, as determined for federal income tax purposes; provided, however, that (i) if property is contributed to the capital of the Company, the initial Book Basis of such property shall be its fair market value on the date of contribution, as determined in good faith by the Manager; (ii) if the Capital Accounts of the Company are adjusted (at the discretion of the Manager) pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect the fair market value of the Company's Assets, the Book Basis of each such Asset shall be adjusted to equal its fair market value, as determined in good faith by the Manager as of the time of such adjustment in

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accordance with such Regulation; and (iii) the Book Basis of all Assets shall be adjusted thereafter by depreciation and amortization as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(g).

13. No Interest. Except as otherwise expressly provided in this Agreement, no interest shall be paid by the Company on Capital Contributions, balances in Member's Capital Accounts or any other funds contributed to the Company or Distributed or Distributable by the Company under this Agreement.

14. No Withdrawal; Return of Contribution. No Member shall have the right to withdraw any portion of such Member's Capital Account without the consent of the Manager. Except as required by the Act, no Member shall be personally liable to any other Member for the return of any Capital Contributions (or any additions thereto), it being agreed that any return of capital as may be made from time to time shall be made solely from the Assets of the Company and only in accordance with the terms hereof.

15. Allocations of Profits and Losses.

(a)   Allocations of Profits and Losses. Except as otherwise provided in this Section 15, all income, loss, deductions and credits, and each and every item thereof, of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 15(c), the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Section 29(c) if the Company were dissolved, its affairs wound up and its Assets sold for cash equal to their book value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability (within the meaning of Treasury Regulations Section 1.704-2(b)(3)) to the book value of the Assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 29(c), to the Members immediately after making such allocations, *minus* (ii) such Member's share of partnership minimum gain or partner nonrecourse debt minimum gain (within the meaning of Treasury Regulations Section 1.704-2), computed immediately prior to the hypothetical sale of assets.

(b)   Value of Contributions. In accordance with Section 704(c) of the Code and the applicable Treasury Regulations thereunder, income, gain, loss, deduction, and tax depreciation with respect to any property which has a Book Basis different from its adjusted basis as determined for federal income tax purposes shall, solely for income tax purposes (and without adjusting any Member's Capital Account therefor), be allocated among the Members so as to take into account any variation between the adjusted tax basis of such property to the Company and the Book Basis of such property.

(c)   Special Allocations. The following special allocations shall, except as otherwise provided, be made in the following order:

(i)   Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Section 15, if there is a net decrease in partnership minimum gain or partner nonrecourse debt minimum gain (within the meaning of Treasury Regulations Section 1.704-2) during any taxable period, items of income and gain for

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such taxable period (and, if necessary, subsequent taxable periods) shall be allocated among the Members in accordance with Treasury Regulations Section 1.704-2(d), 1.704-2(f), 1.704-2(g) and 1.704-2(i). The items to be so allocated, and the order in which such items must be allocated, shall be determined in accordance with Treasury Regulations Section 1.704-2(j)(2). This Section 15(c)(i) is intended to comply with the minimum gain chargeback requirements set forth in Treasury Regulations Section 1.704-2 and shall be interpreted consistently therewith.

(ii) If any Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), then items of income and gain shall be specifically allocated to such Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(d). This Section 15(c)(ii) is intended to comply with the "qualified income offset" provision of the Regulation last cited and shall be interpreted consistently therewith.

(iii) Nonrecourse deductions (within the meaning of Treasury Regulations Section 1.704-2(b)(1)) for any fiscal year or other period shall be allocated among the Members under Treasury Regulations Section 1.704-2(e) in accordance with the Members' respective Units.

(iv) Any partner nonrecourse deduction (within the meaning of Treasury Regulations Section 1.704-2(i)) for any period shall be allocated to the Member that potentially bears an economic risk of loss with respect to the partner nonrecourse debt (within the meaning of Treasury Regulations Section 1.704-2(b)(4)) to which such partner nonrecourse deductions are attributable, all in accordance with the principles of Treasury Regulations Section 1.704-2(i)(1) and (2).

(d) If any interest in the Company is transferred, or upon the admission or withdrawal of a Member, in accordance with the provisions of this Agreement, the income or loss attributable to such interest in the Company for such calendar year shall be divided and allocated ratably between the Members on a daily basis.

(e) Any "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)(3)) shall be allocated among the Members in accordance with their respective Units.

(f) To the extent an adjustment to the adjusted tax basis of any Company Asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain or loss and such gain or loss shall be specially allocated to the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

(g) The terms and provisions of the Treasury Regulations promulgated under Section 704 of the Code are deemed incorporated herein by reference.

(h) The parties intend that the foregoing tax allocation provisions of this Section 15 shall produce final Capital Account balances of the Members that will permit liquidating Distributions that are made in accordance with Section 29(c) to conform to the Distributions in

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accordance with Section 16 hereof. To the extent that the tax allocation provisions of this Section 15 and Section 29(c) would fail to produce such final Capital Account balances (a) such provisions shall be amended by the Manager if and to the extent necessary to produce such result and (b) income and taxable loss of the Company for prior open years (or items of gross income and deduction of the Company for such years) shall be reallocated by the Manager among the Members to the extent it is not possible to achieve such result with allocations of items of income (including gross income) and deduction for the current year and future years, as approved by the Manager. The Manager shall have the power to amend this Agreement without the consent of the Members, as it reasonably considers advisable, to make the allocations and adjustments described in this Section 15(h).

16. Distributions. Other than Distributions pursuant to a dissolution of the Company in accordance with Sections 28 and 29, Distributions shall be made to the Members at the times and in the aggregate amounts determined by the Manager (based upon the available cash of the Company, as determined from time to time by the Manager, and at all times in accordance with the Act). Such Distributions shall be made to the Members as follows:

(a) <u>Capital Transactions</u>. Distributable Cash from Capital Transactions shall be distributed in the following order of priority:

(i) Distributable Cash from Capital Transactions shall be distributed 100% to the Class A Members until each Class A Member has been repaid its Capital Contribution; then

(ii) Distributable Cash from Capital Transactions shall be distributed 100% to the Class A Members until each Class A Member receives its applicable Preferred Return; and thereafter

(iii) Distributable Cash from Capital Transactions shall be distributed 100% to the Class B Member.

(b) <u>Withholding from Distributions</u>. To the extent that the Company is required by Applicable Law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company may withhold such amounts from any Distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a Distribution to the Member on behalf of whom the withholding or payment was made.

17. Designation of Manager.

(a) <u>Manager</u>. The Company shall be managed by one manager. The initial manager shall be Victor Holdings Inc.. Except as otherwise provided by the Act or the Certificate of Formation, each Manager, including a Manager elected to fill a vacancy, shall hold office until his or her death, resignation, court declaration of incompetence, or dissolution.

(b) <u>Removal</u>. The Manager may not be removed by the Members.

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(c)   Resignation. The Manager may voluntarily resign from the Company upon one hundred and eighty (180) days' prior written notice to the Members.

(d)   Vacancies. Upon the death, resignation, court declaration of incompetence, or dissolution of a Manager, a new Manager may be appointed by the Class A Members holding a Majority Interest. Any Management Fee (as defined below) that has accrued as of the date of such death, resignation, court declaration of incompetence, or dissolution of a Manager shall be an accrued liability of the Company, owed to the Manager or the Managers heirs, executors, administrators, successors and assigns, as applicable.

18. Management.

(a)   Authority and Decisions. Except as otherwise provided herein, the business and affairs of the Company shall be directed and managed by the Manager and the Manager shall have full, complete, sole, and exclusive authority, power and discretion to make any and all decisions with respect thereto. Without limiting the foregoing, the Manager shall have the authority, power, and discretion to do the following:

(i)   to manage, maintain, control and otherwise provide for the day-to-day operation of the Assets of the Company;

(ii)   to manage, control, invest, reinvest, acquire or purchase, lease or otherwise sell, contract to purchase or sell, grant, obtain, or exercise options to purchase, options to sell or conversion rights, assign, transfer, convey, deliver, endorse, exchange, pledge, mortgage, abandon, improve, repair, maintain, insure, lease for any term and otherwise deal with any and all Company Assets of whatsoever kind and nature, and wheresoever situated, in furtherance of the purposes of the Company;

(iii)   to employ, engage, contract with, or dismiss from employment or engagement Persons to the extent deemed necessary by the Manager for the operation and management of the Company's business, including but not limited to consultants, accountants, attorneys, insurance brokers, and others;

(iv)   to enter into contracts on behalf of the Company and to perform or cause to be performed by power of attorney or otherwise all of the Company's obligations;

(v)   to loan the Company's money and execute and deliver instruments and documents and accept payments in connection therewith;

(vi)   to borrow money, procure loans and advances from any Person for Company purposes, and to apply for and secure, from any Person, credit for accommodations; to contract liabilities and obligations, direct, or contingent and of every kind and nature with or without security; and to repay, discharge, settle, adjust, compromise, or liquidate any such loan, advance, credit, obligation or liability;

(vii)   to pledge, hypothecate, mortgage, assign, deposit, deliver, or otherwise give as

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(viii) security or as additional or substitute security, or for sale or other disposition any and all Company Assets, tangible or intangible, and to make substitutions thereof, and to receive any proceeds thereof upon the release or surrender thereof; to sign, execute and deliver and receive written agreements, undertakings and instruments of every kind and nature; to give oral instructions and make oral agreements; and generally to do any and all other acts and things incidental to any of the foregoing or with reference to any dealings or transactions which any attorney may deem necessary, proper or advisable;

(ix) to acquire and enter into any contract of insurance which the Manager deems necessary or appropriate for the protection of the Company, for the conservation of the Company's Assets or for any purpose convenient or beneficial to the Company;

(x) to conduct any and all banking transactions on behalf of the Company; to adjust and settle checking, savings, and other accounts with such institutions as the Manager shall deem appropriate; to draw, sign, execute, accept, endorse, guarantee, deliver, receive and pay any checks, drafts, bills of exchange, acceptances, notes, obligations, undertakings and other instruments for or relating to the payment, of money in, into, or from any account in the Company's name; to execute, procure, consent to and authorize extensions and renewals of the same; to make deposits and withdraw the same and to negotiate or discount commercial paper, acceptances, negotiable instruments, bills of exchange and dollar drafts;

(xi) to demand, sue for, receive, and otherwise take steps to collect or recover all debt, rents, proceeds, interests, dividends, goods, chattels, income from property, damages and all other property, to which the Company may be entitled or which are or may become due the Company from any Person; to commence, prosecute or enforce, or to defend, answer or oppose, contest, and abandon all legal proceedings in which the Company is or may hereafter be interested; and to settle, compromise, or submit to arbitration any accounts, debts, claims, disputes and matters which may arise between the Company and any other Person and to grant an extension of time for the payment or satisfaction thereof on any terms, with or without security;

(xii) to make arrangements for financing, including the taking of all actions deemed necessary or appropriate by the Manager to cause any approved loans to be closed;

(xiii) to take all reasonable measures necessary to insure compliance by the Company with applicable arrangements, and other contractual obligations and arrangements entered into by the Company from time to time in accordance with the provisions of this Agreement, including periodic reports as required to lenders and using all due diligence to insure that the Company is in compliance with its contractual obligations;

(xiv) to amend the Certificate of Formation;

(xv) to maintain the Company's books of account and records; and

(xvi) to prepare and deliver, or cause to be prepared and delivered by the Company's accountants, all financial and other reports with respect to the operations of the Company, and preparation and filing of all federal and state tax returns and reports.

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(b)   No Authority to Members. No Member shall have the power to act for or bind the Company as all such power is being vested exclusively in the Manager. Except as otherwise provided herein, to the extent the duties of the Manager require expenditures of funds to be paid to third parties, the Manager shall not have any obligations hereunder except to the extent that Company funds are reasonably available to them for the performance of such duties, and nothing herein contained shall be deemed to require the Manager, in their capacity as such, to expend individual funds for payment to third parties or to undertake any individual liability or obligation on behalf of the Company.

(c)   Delegation to Officers. Any action that otherwise may be taken by the Manager may be taken by an officer of the Company to the extent authority for such action has been delegated to such officer by the Manager (either specifically or under a general delegation of authority).

(d)   Fees and Additional Compensation to Manager and Affiliates. The Manager or its designated Affiliates shall receive an annual fee from the Company in the amount of twenty five percent (25%) of the Company's "**Distributable Cash from Operations**" which shall be defined as the total cash gross receipts of the Company during each annual period derived from all sources (other than Capital Transactions) together with any amounts included in reserves or working capital from prior periods, less the operating expenses of the Company paid during such period (including, but not limited to, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(e)   Reimbursement. The Manager shall be entitled to receive, out of Company funds available therefor, reimbursement of all amounts reasonably expended by the Manager or its Affiliates out of its own funds in payment of properly incurred Company obligations including but not limited to: (a) all expenses of organizing the Company and offering the Units, including legal, accounting, consulting and tax advice; (b) costs and expenses incurred in connection with the Manager's performance of its duties, such as costs paid to professional service providers; and (c) marketing costs in connection with the offering and sale of the Units, including any and all registration and filing fees, sales commissions, or any other amount payable to any Governmental Authority in connection therewith. Reimbursements pursuant to this Section shall not be duplicative of payments under any other provision of this Agreement or any other agreement.

19. Officers. Officers of the Company may be appointed from time to time by the Manager. No officer need be a Member. Any officers so designated shall have such authority and perform such duties as the Manager may, from time to time, delegate to them. The Manager may assign titles to particular officers and, unless the Manager decides otherwise, if the title is one commonly used for officers of a New Jersey corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Manager and subject to all standards of care and restrictions applicable to the officers of a New Jersey corporation under Applicable Law. Each officer shall hold office until his successor is duly designated and qualified or until his death or until he resigns or is removed by the Manager with or without cause. Any number of offices may be held by the same person.

20. Company Meetings.

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(a)   Company Meetings. No meetings of the Members shall be required to be held. Meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may only be called by the Manager or the Class B Member. The affirmative vote of the Class B Member shall be the act of the Members. Members may participate in any meeting by conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation by such means in such meeting shall constitute attendance and presence in person at such meeting. Unless otherwise agreed by the Members, the Manager shall preside over all meetings of the Members.

(b)   Actions Without Meetings. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Class B Member. Every written consent shall bear the date of signature of each Member who signs the consent. A photographic, photostatic, facsimile, or similar reproduction of a writing actually signed and delivered by a Member shall be regarded as signed by the Member for purposes of this Section 20. Prompt notice of the taking of any action by Members without a meeting by less than unanimous written consent shall be given by the Company to those Members who did not consent in writing to the action; provided, however, that the Company shall not be prohibited from taking the action so approved pending or following the delivery of such notice.

21. Other Business. The Manager and Members and any Affiliate of the Manager or Members may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. None of the Company or the other Members shall have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

22. Confidential Information.

(a)   The term "**Confidential Information**" shall mean certain information and materials related to and that are unique to the Company, not already well known or reasonably discoverable upon research by a person outside of the Company, including trade secrets as defined by New Jersey law (whether in paper or electronic form, or contained in any of the Member's memory, or otherwise stored or recorded). Without limiting the generality of the foregoing, "**Confidential Information**" shall specifically include all information concerning (i) the marketing, distribution, and sales of the Assets and any and all services related thereto, including trade secrets, processes, technology, intellectual property, information relating to research and development, inventions, designs, formulas, configurations, engineering drawing, studies, plans, specifications, computer software, computer hardware, developed (in whole or in part) products, techniques, composition of materials, or applications for particular technologies; (ii) the manner and details of the Company's business operation, organization and management; financial information and/or documents and other printed, written or electronic material generated or used in connection with the business; (iii) nonpublic forms, contracts and other documents used by the Company in its business; and (iv) all information concerning the Company's employees, agents and contractors, including, without limitation, such persons' compensation, benefits, skills, abilities, experience, knowledge and shortcomings, if any. "**Confidential Information**" shall not include information that is in the public domain through no wrongful act on the part of any Member.

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(b)   With respect to the foregoing restrictions, the Members each expressly acknowledge and agree that: (i) the Confidential Information is valuable, special, and unique to the Company; that it is not widely known; and that the Company's operation of its business depends on such Confidential Information; (ii) such Member will take, reasonable, and necessary steps to protect the Confidential Information and keep it confidential; and (iii) the restrictions are necessary to protect the Company's legitimate interests in the Confidential Information, and that any violation thereof would result in irreparable injury to the Company.

(c)   Injunctive Relief. The Members agree that each are obligated under this Agreement to comply with covenants of a special character, thereby giving this Agreement unique value so that the violation by a Member of this Agreement, including without limitation this Section 22, could not reasonably or adequately be compensated in damages at law. Therefore, the Members agree that, in the event of any breach (or threatened breach) by a Member of any covenant or obligation contained in this Agreement, the Company will be entitled to injunctive relief (in addition to any other remedy that may be available to them, including monetary damages).

23. Standards of Care; Limitation of Liability. Notwithstanding any other provision of this Agreement or Applicable Law, whenever in this Agreement or any other agreement contemplated hereby or otherwise, the Manager, in its capacity as the manager of Company, is permitted to or required to make a decision, the Manager shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or the Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Act or under any other Applicable Law, rule or regulation. Whenever in this Agreement or any other agreement contemplated hereby or otherwise the Manager is permitted to or required to make a decision in "good faith" then for purposes of this Agreement, the Manager, or any of their Affiliates that cause them to make any such decision, shall be conclusively presumed to be acting in good faith if such Person or Persons subjectively believe(s) that the decision made or not made is in the best interests of Company.

(a)   Whenever the Manager makes a determination or takes or declines to take any other action, or any of their Affiliates cause them to do so, in their individual capacities as opposed to in their capacities as the Manager of Company, whether under this Agreement or any other agreement contemplated hereby or otherwise, then the Manager, or such Affiliates causing them to do so, are entitled, to the fullest extent permitted by Applicable Law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation, whatsoever to the Company, any Member or any other Person bound by this Agreement, and the Manager, or such Affiliates causing them to do so, shall not, to the fullest extent permitted by Applicable Law, be required to act pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Act or any other Applicable Law, rule or regulation or at equity. Except as expressly set forth in this Agreement, to the fullest extent permitted by Applicable Law, the Manager shall not have any duties or liabilities, including fiduciary duties, to the Company, any Member or any other Person bound by this Agreement or any creditor of Company, and the provisions of this Agreement, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including

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fiduciary duties, of the Manager otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of the Manager.

(b)   The Members expressly acknowledge that the Manager is under no obligation to consider the separate interests of the Members (including, without limitation, the tax consequences to Members) in deciding whether to cause Company to take (or decline to take) any actions, and that the Manager shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by Members in connection with such decisions.

(c)   The Manager may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties hereto.

(d)   The Manager may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by them, and any act taken or omitted to be taken in reliance upon the advice or opinion of such Persons as to matters that the Manager reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(e)   The Manager shall have the right, in respect of any of their powers or obligations hereunder, to act through any of their duly authorized officers or any duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the Manager in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the Manager hereunder.

24. Exculpation and Indemnification.

(a) The Manager shall not be liable to the Company, any other Members or any other Person who has an interest in the Company for any loss, damage, or claim incurred by reason of any act or omission performed or omitted by the Manager in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on the Manager by this Agreement, except that the Manager shall be liable for any such loss, damage, or claim incurred by reason of the Manager's (i) intentional misconduct, (ii) knowing violation of Applicable Law, or (iii) violation of the implied contractual duty of good faith and fair dealing. To the full extent permitted by the Act, the Manager shall be entitled to indemnification from the Company for any loss, damage, or claim incurred by such Manager in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on the Manager by this Agreement, except that the Manager shall not be entitled to be indemnified in respect of any loss, damage, or claim incurred by the Manager by reason of the Manager's (i) intentional misconduct, or (ii) knowing violation of Applicable Law.

(b)   Indemnification: Proceeding Other than by Company. The Company may, but is not obligated to, indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he or she is or was a Manager, Member, officer, employee or agent of the Company,

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or is or was serving at the request of the Company as a manager, member, shareholder, director, officer, partner, trustee, employee or agent of any other Person, joint venture, trust or other enterprise, against expenses, including reasonable attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

(c) Indemnification: Proceeding by Company. The Company may indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a Manager, Member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, member, shareholder, director, officer, partner, trustee, employee or agent of any other Person, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company. Indemnification may not be made for any claim, issue or matter as to which such Person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(d) Mandatory Indemnification. To the extent that a Manager, Member, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Sections 24(b) or (c), or in defense of any claim, issue or matter therein, he or she must be indemnified by the Company against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense.

(e) Authorization of Indemnification. Any indemnification under Sections 24(b) or (c), unless ordered by a court or advanced pursuant to Section 24(f), may be made by the Company only as authorized in the specific case upon a determination that indemnification of the Manager, Member, officer, employee or agent is proper in the circumstances. The determination must be made by the Class B Member if the Person seeking indemnity is not the Class B Member or by independent legal counsel selected by the Managers in a written opinion.

(f) Mandatory Advancement of Expenses. The expenses of Managers, Members and officers incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Manager, Member or officer to

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repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company. The provisions of this Section 24(f) do not affect any rights to advancement of expenses to which personnel of the Company other than Managers, Members or officers may be entitled under any contract or otherwise.

(g) Effect and Continuation. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Sections 24 (a) – (f), inclusive:

(i) Does not exclude any other rights to which a Person seeking indemnification or advancement of expenses may be entitled under the Certificate of Formation or any operating agreement, vote of Members or disinterested Managers, if any, or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to Section 24(c) or for the advancement of expenses made pursuant to Section 24(f), may not be made to or on behalf of any Member, Manager or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, breach of fiduciary duty, fraud or a knowing violation of the law and was material to the cause of action.

(ii) Continues for a Person who has ceased to be a Member, Manager, officer, employee or agent and inures to the benefit of his or her heirs, executors and administrators.

(h) Notice of Indemnification and Advancement. Any indemnification of, or advancement of expenses to, a Manager, Member, officer, employee or agent of the Company in accordance with this Section 24, if arising out of a proceeding by or on behalf of the Company, shall be reported promptly in writing to the Members

(i) Repeal or Modification. Any repeal or modification of this Section 24 by the Members of the Company shall not adversely affect any right of a Manager, Member, officer, employee or agent of the Company existing hereunder at the time of such repeal or modification.

25. Restrictions on Transfers of Units. A Member shall not sell, assign, exchange, pledge, or otherwise transfer for consideration (collectively, "**Sell**" or "**Sale**") or give or otherwise transfer for no consideration (collectively, "**Give**" or "**Gift**") all or any part of the Member's Units (including, without limitation, voting rights or the Member's Economic Interest (as defined below)) without the prior written consent of the Manager, in the Manager's sole and absolute discretion. A Sale or Gift, including but not limited to a Sale or Gift by operation of law, of Units collectively may be referred to as a "**Transfer**" under this Agreement, a Member who Transfers his or her Units may be referred to as a "**Transferring Member**," and a Person to whom a Unit is transferred may be referred to as a "**Proposed Transferee**" or a "**Transferee**." Each Member hereby acknowledges the reasonableness of the restrictions on the Transfer of Units imposed by this Agreement in view of the Company's purposes and the relationship of the Members. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable. Any Transfer or attempted Transfer of all or any portion of Units in violation of this Section 24(b) shall be null and void and of no effect whatsoever, and the Company shall not recognize such Transfer or attempted Transfer. There are no permitted Gifts under this Section 24(b).

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26. Resignation. A Member may not resign or retire as a Member of the Company without the written consent of the Manager. A Member which resigns or retires in contravention of this Agreement shall be liable to the Company for any damages occasioned by such resignation or retirement and, in addition to any remedies the Company may have at law or in equity, the Company may offset against any amounts it may owe to such resigning or retiring Member (in connection with a Distribution or otherwise) any such damages occasioned by such resignation or retirement.

27. Dissociation of Members.

(a) <u>Dissociation in General</u>. A Class A Member shall become a "**Dissociated Holder**" to the extent such Class A Member's Class A Units become the subject of a Dissociation Event. A Dissociation Event shall mean that the Class A Units of the Class A Member shall be converted from a membership interest to an Economic Interest as set forth in Section 27(b) (and thus the Dissociated Holder shall cease to be a Member with respect to such Units which is the subject of a Dissociation Event), upon the happening of any of the following events (the "**Dissociation Event**"):

(i) the bankruptcy of a Class A Member;

(ii) in the case of a Class A Member who is a natural person, the death of the Class A Member or the entry of an order by a court of competent jurisdiction adjudicating the Class A Member incompetent to manage the Class A Member's person or property;

(iii) in the case of a Class A Member who is not a natural person, the dissolution or termination of such Class A Member;

(iv) a transfer of any or all of a Class A Member's Units due to foreclosure even if the pledge or encumbrance of all or any portion of any of the Units as security for repayment of a liability has been previously approved;

(v) any judicial order to convey all or any portion of the Class A Member's Units as a result of judicial order or legal process; or

(vi) the divorce or dissolution of the marriage of a Class A Member who is a natural person, where a court issues a decree or order that transfers, confirms, or awards such Class A Member's Class A Units, or any portion thereof, to that Member's spouse.

(b) <u>Conversion to Economic Interest</u>. Upon the Dissociation of a Member, the Units subject to the Dissociation Event shall immediately and automatically convert from a membership interest into a right to receive only a share of Distributions and tax allocations pursuant to this Agreement, but shall not have the right: (i) to vote on any matter as a Member; (ii) to participate in the management of the business and affairs of the Company; or (iii) to otherwise exercise or enjoy the powers or privileges of a Member under this Agreement, the Certificate of Formation, or the Act (an "**Economic Interest**"). If a Dissociated Holder who is a natural person dies or a court of competent jurisdiction adjudges the Dissociated Holder to be incompetent to manage his or her person or his or her property, the Dissociated Holder's personal representative, administrator, guardian, conservator or other legal representative may exercise the Dissociated

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Holder's rights under the converted Economic Interest. If a Dissociated Holder is not a natural person, and is dissolved or terminated, the powers with respect to the Economic Interest of the Dissociated Holder may be exercised by the Dissociated Holder's legal representative or successor. A Dissociated Holder's Economic Interest may be reconstituted as a membership interest upon the consent of the Manager.

(c)   Repurchase Rights. Unless reconstituted as a membership interest pursuant to Section 27(b) and upon a Dissociation Event, the Company, and the Members other than the Dissociated Holder (the "**Non-Dissociated Members**"), and each of them, have the option to purchase the Dissociated Holder's Economic Interest subject to the Dissociation Event (the "**Dissociation Offered Units**") on the terms and conditions as provided in this Section 27 for a period of 360 days following the date of the determination of the Agreed Value (as defined below) of the Dissociation Offered Units (the "**Dissociation Option Period**"). The purchase option shall be exercised by written notice to the Dissociated Holder given within such Dissociation Option Period as set forth herein. The Company may exercise its purchase option during the first 180 days of the Dissociation Option Period. If the Company fails to exercise its purchase option as to all the Dissociation Offered Units, then each Non-Dissociated Member shall have the option to purchase the remaining portion of the Dissociation Offered Units by notifying the Dissociated Holder and the Company in writing whether such Non-Dissociated Member exercises such Non-Dissociated Member's option to purchase the remaining portion of the Dissociation Offered Units and the percentage of the remaining portion of the Dissociation Offered Units such Non-Dissociated Member agrees to purchase. If the Non-Dissociated Members oversubscribe for the remaining portion of the Dissociation Offered Units, then the allocation provisions of Section 27(e) shall be applicable. For the avoidance of doubt, any transfer of Units pursuant to this Section 27(c) shall be exempt from the transfer restrictions set forth in Section 25.

(d)   Purchase Price. The purchase price of the Dissociated Offered Units shall be determined as follows:

(i)   If the option to purchase is triggered by a Dissociation Event described in Section 27(a)(ii), 27(a)(iii), or 27(a)(vi) then the purchase price for the Dissociation Offered Units to be purchased shall be the Agreed Value of the Dissociated Holder's Units.

(ii)   If the option to purchase is triggered by any reason other than a Dissociation Event described in Section 27(a)(ii), 27(a)(iii), or 27(a)(vi), the purchase price shall be 80% of the Agreed Value of the Dissociated Holder's Units. In addition, the Dissociated Holder shall pay to the Company, as liquidated damages, any and all costs and expenses incurred by the Company or the Non-Dissociated Members as a result of the Dissociation of the Member, including but not limited to attorneys fees and those costs and expenses associated with or incurred in connection with any challenge to the enforceability or application of this Section 27(d)(ii), but excluding those costs and expenses described in the definition of Agreed Value.

(iii)   For the purposes of this Agreement, the term "**Agreed Value**" means the fair market value of the Dissociated Holder's Units in the Company as determined by mutual agreement between the Dissociated Holder and the Option Holder (as defined below). If the parties are unable to agree upon the fair market value of the Dissociated Holder's Units in the Company within 60 days of the date of the Dissociation Event, then the Agreed Value shall mean

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the fair market value of the Dissociated Holder's Units in the Company as a Member immediately prior to the Dissociation Event as determined by appraisal of the Dissociated Holder's Units in the Company as set forth below.

(A)   The Dissociated Holder and the Company or Non-Dissociated Members, collectively (such option holder or option holders collectively referred to in this definition of Agreed Value as the "**Option Holder**") shall agree to appoint, within 90 days of the date of exercise of the purchase rights set forth in Section 27(c), at the shared expense (i.e., one-half each) of the Dissociated Holder and the Option Holder(s) exercising the purchase right, a qualified appraiser (the "**Qualified Appraiser**"), who shall be a professional appraiser or certified public accountant qualified by experience and ability to appraise the interests of a partner of a limited partnership, the membership interests of a limited liability company and the shares of the capital stock of a closely-held corporation. If only one Qualified Appraiser is appointed, that appraiser's written opinion on the fair market value of the Dissociated Holder's Units in the Company shall be conclusive and binding on both the Dissociated Holder and the Option Holder.

(B)   If the Dissociated Holder and the Option Holder cannot agree among themselves within the 90-day period the appointment of the Qualified Appraiser, the Dissociated Holder, at such Dissociated Holder's sole expense, shall appoint a Qualified Appraiser, and the Option Holder shall, at such Option Holder's sole expense, appoint a Qualified Appraiser within 120 days of the Dissolution Event. If only one of the parties appoints a Qualified Appraiser within the 120-day period, that appraiser's written opinion on the fair market value of the Dissociated Holder's Units in the Company shall be conclusive and binding on both the Dissociated Holder and the Option Holder. If the Disassociated Member and the Option Holder each appoint a Qualified Appraiser, and if both Qualified Appraisers agree on the fair market value of the Company, their opinion, which shall be submitted in writing, shall be conclusive and binding on both the Dissociated Holder and the Option Holder.

(C)   If the two Qualified Appraisers disagree on the fair market value of the Company by less than 10% of the lesser appraisal, the fair market value of the Company shall be equal to the average of the two appraisals, and such value shall be conclusive and binding on the Dissociated Holder and the Option Holder. If the two Qualified Appraisers disagree on the fair market value of the Company by more than 10% of the lesser appraisal, they shall appoint a third Qualified Appraiser mutually acceptable to them. If the two Qualified Appraisers cannot mutually agree on the appointment of a third Qualified Appraiser within twenty days of the date of the earliest written appraisal, the third Qualified Appraiser shall be chosen by the chief judge of judicial district of the State of New Jersey where the principal offices of the Company are then located. The fees and expenses of the third Qualified Appraiser shall be divided equally between the Dissociated Holder and the Option Holder. The written appraisal of such third Qualified Appraiser shall be conclusive and binding on both the Dissociated Holder and the Option Holder.

(e)   Procedures in the Event of Oversubscription. If the Non-Dissociated Members oversubscribe for the Dissociation Offered Units, then each subscribing Non-Dissociated Member shall be entitled to purchase a fraction of the Dissociation Offered Units, the numerator of which is the Units then held by each subscribing Non-Dissociated Member, and the denominator of which is the Units then held by all the subscribing Non-Dissociated Members;

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provided, however, that no subscribing Non-Dissociated Member shall be allocated more of the Dissociation Offered Units than the maximum amount such subscribing Non-Dissociated Member indicated in such Non-Dissociated Member's notice to purchase, and any Dissociation Offered Units which would otherwise be allocated to such subscribing Non-Dissociated Member will be allocated among the other subscribing Non-Dissociated Member in accordance with this sentence. Nothing contained herein shall prevent any two or more subscribing Non-Dissociated Members from agreeing on an alternative allotment among themselves at any time prior to purchase and so advising the Dissociated Member and the Company, provided that such subscribing Non-Dissociated Members in a group purchase all the Dissociation Offered Units allocated to them.

(f)   Payment terms of Purchase Price. The purchase price for the Dissociation Offered Units shall be paid in cash, or certified check, or at the option of the Option Holder purchasing the Dissociation Offered Units (each a "**Purchaser**"), 20% of the purchase price may be paid on the respective closing date with the remaining balance to be paid in four equal annual installments of principal and interest. This installment obligation shall be evidenced by a promissory note containing an interest rate equal to the prime rate published by The Wall Street Journal (New York edition), as of the closing date plus 1%. The promissory note shall provide that the maker shall have the privilege at any time to prepay without penalty all or any part of the balance due on the Note with interest to the date of prepayment. The promissory note shall be secured by a pledge of the Dissociation Offered Units being purchased pursuant to such promissory note. Each Purchaser shall be liable and obligated only for the purchase of and payment for such respective Purchaser's share of the Dissociation Offered Units and shall not be jointly and severally liable with any other Purchaser. The foregoing provisions shall not prevent any Purchaser and the Dissociated Holder from agreeing on alternative terms of payment. Upon final payment of the purchase price, the Dissociated Holder shall deliver to each Purchaser documents that evidence the transfer of the Dissociation Offered Units, free and clear of all claims, equities, liens, charges, and encumbrances.

28. Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the earliest to occur of the following:

(a)   the written consent of a Supermajority Interest of the Class A Members and the Manager;

(b)   the Manager (i) files an application for or consents to, the appointment of a trustee or receiver of its assets; (ii) files a voluntary petition in bankruptcy or files a pleading in any court of record admitting in writing its inability to pay its debts as they become due; (iii) makes a general assignment for the benefit of creditors; (iv) files an answer admitting the material allegations of, or consents to, or defaults in answering a bankruptcy petition filed against it; or (v) any court of competent jurisdiction enters an order, judgment or decree adjudicating the Manager a debtor or appointing a trustee or receiver of its assets, if such order, judgment or decree continues un-stayed and in effect for a period of 60 days;

(c)   the death, resignation, court declaration of incompetence, or dissolution of the Manager when an approved replacement is not obtained within one-year of such death, resignation, court declaration of incompetence, or dissolution as set forth in Section 17(d);

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(d)   the sale of all or substantially all of the Assets of the Company; provided, however, that if the Company receives any deferred or noncash consideration in conjunction with such sale, the Company shall not be dissolved hereunder until the Manager determines that the continued existence of the Company is no longer necessary to collect or hold such deferred or noncash consideration; and

(e)   the entry of a decree of judicial dissolution of the Company under Section § 42:2C-48 of the Act.

29. Liquidation Upon Dissolution.

(a)   Liquidator. Upon the dissolution of the Company, sole and plenary authority to effectuate the liquidation of the Assets of the Company shall be vested in the Manager and, in the event of the resignation, dissolution, liquidation, or bankruptcy of the Manager, in a liquidator to be appointed by a Majority Interest of the Class A Members (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign and encumber any and all of the Company's Assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   Value of Assets. The Liquidator shall determine, in its sole discretion, the fair market value of all Assets of the Company as at the date of Distribution of such Assets and the profits and losses resulting from such Distribution shall be allocated in accordance with Section 15 hereof.

(c)   Distribution of Proceeds of Liquidation. The proceeds of liquidation of the Assets of the Company distributable upon a dissolution and winding up of the Company shall be applied in the following order of priority:

(i)   first, to the creditors of the Company, including creditors who are Members, in the order of priority provided by Applicable Law, in satisfaction of all liabilities and obligations of the Company (of any nature whatsoever, including, without limitation, fixed or contingent, matured or un-matured, legal or equitable, secured or unsecured), whether by payment or the making of reasonable provision for payment thereof; and

(ii)   thereafter, to the Members in accordance with Section 16.

(d)   Any Distributions to the Members in respect of such liquidation shall be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Treasury Regulations. If the Capital Account of any Member has a deficit balance after such Distributions (after giving effect to all contributions, Distributions and allocations for all taxable years) such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit and such deficit shall not be considered a debt owed to the Company or to any other person or entity

30. Tax Matters.

(a)   Filings. The Manager shall, on behalf of the Company, arrange, supervise and oversee the preparation and timely filing of all returns of Company income, gain, deductions,

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losses, credits and other items necessary for federal, state, local, and foreign income tax purposes and shall use all reasonable efforts to furnish to the Members, within 90 days after the close of the taxable year, the tax information reasonably required for federal, state, local and foreign income tax reporting purposes. The taxable year of the Company shall be the calendar year unless another year is required by the Code (the "**Company Year**").

(b) Elections. The Manager shall make all tax elections on behalf of the Company; provided, however, that if a distribution of Company property as described in Section 734 of the Code occurs or if a transfer of Units or an Interest in the Company as described in Section 743 occurs, on the written request of any Member, the Company shall make an election pursuant to Section 754 of the Code to adjust the basis of Company properties.

(c) Partnership Representative.

(i) Appointment. The Manager shall be the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) (as amended by the Bipartisan Budget Act of 2015 ("**BBA**")). The Partnership Representative may resign at any time if there is another Member to act as the Partnership Representative.

(ii) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority (each a "**Taxing Authority**"), including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Partnership Representative, which authorization may be withheld by the Partnership Representative in its sole and absolute discretion. The Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. The Company and its Members shall be bound by the actions taken by the Partnership Representative.

(iii) BBA Elections and Procedures. In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**"), the Partnership Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

(iv) Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with

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respect to such taxes and any taxes imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member by the Company, and such Member shall be liable to the Company for all of its costs, expenses, and fees (including attorneys' and accountants' fees) incurred in connection therewith.

(v)   Income Tax Elections. Except as otherwise provided herein, the Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided, that the Partnership Representative will make an election under Code Section 754, if requested in writing by another Member.

31. Amendment. This Agreement may not be amended, except the Manager shall have the authority to (i) amend the Members Schedule as necessary to reflect the identity of holders of the Units and new Members; (ii) add to the representations, duties, or obligations of the Manager or surrender any right or power granted to the Manager; (iii) cure any ambiguity or correct or supplement any provision hereof which may be inconsistent with any other provision hereof or correct any printing, stenographic, or clerical errors or omissions; (iv) provide for the admission, withdrawal, or substitution of Members in accordance with this Agreement; (v) delete or add any provisions of this Agreement required to be so deleted or added by Applicable Law or by a securities law commissioner or similar such official or in order to qualify for a private placement exemption; (vi) to reflect any change in the amount of the Capital Contribution of any Member in accordance with this Agreement; and (vii) as otherwise provided in this Agreement; provided, however, that no amendment shall be adopted pursuant to this Section 31 if such amendment would (a) modify the limited liability of a Member, (b) alter a Member's right to transfer all or a portion of such Member's Units pursuant to this Agreement, (c) alter any provision contained in this Section 31 (with any such alteration being deemed to adversely affect each Member), or (d) limit or adversely affect such Member's voting rights; provided, however, that this consent provision shall not apply in the case of any effect that applies proportionally to all Members.

32. Representations and Warranties of the Class A Members. Each Class A Member hereby makes the representations and warranties set forth below with the express intention that they be relied upon by the Company, the Manager, and the officers of the Company in determining the suitability of such Class A Member's acquisition of Class A Units.

(a)   Units Not Registered. The Member understands that the Units have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any applicable state Securities Law (the "**Blue Sky Laws**" and, together with the Securities Act, the "**Securities Laws**"). Furthermore, the Company is not under any obligation to register the Units at any time under Securities Laws.

(b)   Acquisition of Units is Speculative. The Member has reviewed all documents the Member deems necessary to understand and evaluate the risks and merits of an investment in the Company. The Member recognizes that (i) the purchase of the Units is a speculative investment involving a high degree of risk, (ii) the economic benefits that may be derived therefrom are uncertain, and (iii) the total amount of the Member's investment could be lost.

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(c)   <u>Forward Looking Statements</u>. The Member understands that to the extent that the Member has received information consisting of projections and estimates concerning the timing and success of general investments or specific activities, revenues, income and capital spending, which are known as "forward-looking statements," such information is subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from those that are expected. The Member further understands that the forward-looking statements are not guarantees of future performance and the Member cannot be assured that such statements will be realized or the forward-looking events and circumstances will occur.

(d)   <u>Ability to Bear Risk of Investment</u>. The Member has the ability to bear the economic risks of the investment. The Member's overall commitment to investments that are illiquid or not readily marketable is in proportion to the Member's net worth, and the acquisition of the Units will not cause the Member's overall commitment to illiquid investments to become disproportionate to the Member's net worth. The Member has adequate means of providing for the Member's financial requirements, both current and anticipated, and has no need for liquidity in an investment in the Units.

(e)   <u>Investment Purposes</u>. The Member is acquiring the Units for investment for his, her or its own account and beneficial interest and not with a view to or for resale or distribution thereof. The Member further represents that the Member does not have any contract, undertaking, agreement, or arrangement with any Person to sell, transfer, or grant participation to any such Person with respect to the Units.

(f)   <u>SEC Disclaimer</u>. The Member understands and agrees that the Units have not been recommended, approved or disapproved by the United States Securities and Exchange Commission or any other federal or state securities commission or regulatory authority, nor has any such commission or regulatory authority passed upon the accuracy or determined the adequacy of this Agreement, the items contained in this Agreement, any ancillary documents and any document or disclosure the Member may have received with respect to the Company. Any representation to the contrary is a criminal offense.

(g)   <u>Binding Obligation; Compliance with Other Instruments</u>. This Agreement has been duly authorized, executed and delivered by the Member and constitutes the valid and legally binding obligation of the Member, enforceable against the Member in accordance with its terms. The Member is not in violation or default of, and the execution, delivery and performance of and compliance with this Agreement by Member will not result in a violation or default of any provision of any document, agreement or order, each as in effect immediately prior to entering into this Agreement, that would reasonably be expected to prevent the Member from performing or materially adversely affect the Member's ability to perform his, her or its obligations under this Agreement.

(h)   <u>Opportunity to Investigate the Risks</u>. The Member and his, her, or its representative(s), as applicable, have received and reviewed certain information concerning the Company and the Member has had an opportunity to make inquiries concerning the Company and all matters relevant to an investment in the Company. The Member has been given the opportunity to ask questions of, and receive answers from, the Company concerning the Company's business, capital structure, management, the Units, the risks associated with an investment in the Company,

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and has been given the opportunity to obtain such additional information as the Member deems necessary to evaluate an investment in the Company. The Company makes no representation or warranty with respect to the completeness of such information and makes no representation or warranty of any kind with respect to any information provided to the Member other than that set forth in this Agreement.

(i)   Experience. The Member, together with the Member's advisor(s), has such knowledge and experience in financial, tax, and business matters so as to enable the Member to evaluate the merits and risks of an investment in the Company. The Member, together with the Member's advisor(s), is able to fend for himself, herself, or itself in transactions such as the one contemplated by this Agreement.

(j)   Investment Company Act. In the event Company is considered to be an "investment company" under Section 3(a)(1) of the Investment Company Act of 1940 (the "**1940 Act**"), the Member acknowledges that the Company intends to rely on the exception from the definition of "investment company" in Section 3(c)(1) of the 1940 Act. The Member further represents and warrants that if the Member will own 10% or more of the Units outstanding after the Final Closing, the Member is not an "investment company" within the meaning of the 1940 Act, nor is the Member an entity that would be such an investment company, but for the exception provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

(k)   Private Offering; Restrictions on Transfer. The Member understands that the Units are being purchased in a private offering and that there is no market for resale thereof and that there may never be a public market for the Units; therefore, the Member must be able to bear the economic risk of an investment in the Units for an indefinite period of time because the Member may not be able to sell or dispose of the Units. The Member will not sell or otherwise Transfer any of the Units without registration under Securities Laws or an exemption therefrom, the determination of which shall be in the Company's sole discretion, and the Member understands that any certificate representing the Units may bear a legend restricting such transfer.

(l)   Accuracy of Information; Other Members and Company Relying on Representations and Warranties. The information contained above in this Section 32 is true and accurate information as of the date hereof. The Member understands and agrees that the Member is one of several investors in the Units (the other investors in the Units being referred to herein collectively as, the "**Other Members**") and that the Other Members are entering into this Agreement. The Member further understands and agrees that the Other Members and the Company are relying on the accuracy and completeness of the Member's representations and warranties in this Agreement.

33. **Miscellaneous**.

(a)   Severability. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability, or illegality shall not impair the operation of or affect those portions of this Agreement, which are valid, enforceable, and legal.

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(b) <u>Notices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by facsimile or email (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid). Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 33(b).):

If to the Company: Victor Energy, LLC
Attention: Michael W. Wellet Jr.
100 Franklin Square Drive, Suite 200
Somerset, New Jersey 08873
Email: mwellet@whitmanco.com

If to the Member, at the address, facsimile, and/or email listed on the records of the Company for such Member.

(c) <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, Docusign, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original copy of this Agreement.

(d) <u>Entire Agreement</u>. This Agreement and all schedules and exhibits hereto, together with the Subscription Agreements, constitute the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior understandings or agreements between the parties.

(e) <u>Successors</u>. This Agreement shall extend to and be binding upon the parties hereto and their transferees, heirs, successors, assigns, and legal representatives.

(f) <u>Governing Law</u>. This Agreement and all related documents including all schedules and exhibits attached hereto, and all matters arising out of or relating to this Agreement, are governed by, and construed in accordance with, the laws of the State of New Jersey, without regard to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of New Jersey.

(g) <u>Dispute Resolution</u>. Any dispute that arises under this Agreement, which the parties cannot otherwise resolve, shall be initially submitted to mediation in Somerset, New Jersey before a mediator agreed upon by the parties; if the parties cannot agree upon a mediator, then they shall submit their dispute to the Judicial Arbiter Group, or, if that company no longer exists, to the American Arbitration Association, for mediation. If a dispute is not resolved within thirty days of the holding of a mediation session, then it shall be submitted for binding arbitration to the Judicial Arbiter Group, or, if that company no longer exists, to the American Arbitration

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Association in Somerset, New Jersey pursuant to its Commercial Arbitration Rules. The parties consent to personal jurisdiction and venue being proper in such courts. In arbitration, the arbitrator's award shall be final and binding and may be entered in any court having jurisdiction thereof.

(h)   Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(i)   Waiver. Any party hereto may, only by an instrument in writing signed by a duly authorized representative, waive compliance by any other party hereto with any term or provision of this Agreement on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any terms or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

(j)   Headings; Definitions; Construction. The Section headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections contained herein mean Sections of this Agreement unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms. A reference in this Agreement to any statute shall be to such statute as amended from time to time, and the rules and regulations promulgated thereunder.

(k)   Waiver of Partition. The Members agree that the Company Assets are not and will not be suitable for partition. Accordingly, each Member hereby irrevocably waives any and all rights that it may have to maintain any action for partition of any Company Assets.

(l)   Legal Counsel. The Members and Manager acknowledge that the Company's counsel, Troxel Fitch, LLC ("TF") prepared this Agreement on behalf of, and in the course of its representation of the Company. TF may also be counsel to the Manager or any of its Affiliates. Each Class A Member acknowledges that TF does not represent any Class A Member and TF shall owe no duties directly to a Class A Member. Each Class A Member acknowledges that, whether or not TF has in the past represented such Class A Member with respect to other matters, TF has not represented the interest of any Class A Member in the preparation and negotiation of this Agreement. Further, the Class A Members have been advised by TF that a conflict exists among their individual interests as Members of a limited liability company. Each Class A Member should seek the advice of independent counsel prior to becoming a Member, and by signing this Agreement or the Joinder Agreement such Member acknowledges that they have had the opportunity to do so. Finally, each Member acknowledges that TF has advised that there may be tax and legal consequences to this Agreement and that TF has not advised as to the tax and/or legal consequences to the Members individual interest with respect to this Agreement and the transactions referenced herein.

[The remainder of this page is intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date and year first above written.

MANAGER:

Victor Holdings Inc.

_____

By, Michael W. Wellet Jr., CEO

Exhibit A

FORM OF JOINDER AGREEMENT

Reference is hereby made to the Operating Agreement, dated [　　], as amended from time to time (the "**Operating Agreement**"), between Victor Holdings Inc., a New Jersey corporation, and Victor Energy, LLC, a New Jersey limited liability company (the "**Company**"). Pursuant to and in accordance with Section 9(d) of the Operating Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and, subject to the consent of the Manager, shall be deemed, and is hereby admitted as, a Member for all purposes thereof and shall be entitled to all the rights incidental thereto, and shall hold the status of a Class A Member.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [DATE].

[NEW MEMBER]

By_____

Name:

Title:

Exhibit B

FORM OF SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "**Agreement**"), dated as of [DATE], is entered into by and between Victor Energy, LLC, a New Jersey limited liability company (the "**Company**"), and [Investor Name], an individual resident of [STATE] (the "**Investor**").

RECITALS

WHEREAS, the Company is a limited liability company formed under the laws of the State of New Jersey on 10/22/2021;

WHEREAS, the Investor desires to purchase from the Company, and the Company desires to sell and issue to the Investor, [NUMBER OF CLASS A UNITS] Class A Units, subject to the terms and conditions of this Agreement;

WHEREAS, capitalized terms used but not defined herein have the meanings given to such terms in that certain Operating Agreement, dated [____], as amended from time to time, between Victor Holdings Inc., and the Company (the "**Operating Agreement**").

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants, and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. **Purchase and Sale**. Subject to the terms and conditions of this Agreement, on the day of Closing, the Investor shall purchase from the Company, and the Company shall sell and issue to the Investor, [NUMBER OF CLASS A UNITS] Class A Units (the "**Subscription Units**") at a price of $250 per Class A Unit. Payment for the Subscription Units shall be made by making a contribution to the capital of the Company in the form of cash in the aggregate amount of $[AMOUNT]. At the Closing, Investor shall execute and deliver to the Company a copy of the Operating Agreement or a joinder agreement in the form provided by the Company. Upon such execution and delivery, the Investor shall become bound by the terms and conditions of the Operating Agreement.

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Investor that:

(a)   Due Organization; Good Standing. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of New Jersey.

(b)   Limited Liability Company Power. The Company has all requisite limited liability company power and authority to (a) enter into this Agreement and to perform all of its obligations hereunder, (b) carry out the transactions contemplated hereby and (c) issue the Subscription Units to the Investor.

(c)   Authorization. The Company has taken all limited liability company actions necessary to authorize it to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution, and delivery of this Agreement by the Investor, constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

(d)   Subscription Units. The Subscription Units, when issued and delivered in accordance with the terms hereof, will be duly authorized, validly issued, fully paid, and nonassessable and will be free and clear of any liens or encumbrances.

3. Representations and Warranties of the Investor. The Investor hereby represents and warrants to, and agrees and covenants with, the Company as follows:

(a)   Authority. The Investor has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been, assuming the due authorization, execution, and delivery by the Company, duly and validly executed and delivered by the Investor and constitutes a legal, valid, and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)   No Conflicts; No Consents. The execution and delivery by the Investor of this Agreement, the consummation by the Investor of the transactions contemplated hereby, and the performance of the Investor's obligations hereunder do not and will not: (a) conflict with or result in a violation or breach of applicable law or (b) assuming the due authorization, execution, and delivery of this Agreement by the Company, violate in any material respect, conflict with in any material respect, or result in any material breach of, or constitute (with or without notice or lapse of time or both) a material default under, or require the Investor to obtain any consent, approval, or action of, make any filing with or give any notice to any Person as a result or under the terms of, any contract, agreement, instrument, commitment or arrangement.

(c)   Investment Intention; Restriction on Dispositions. The Investor is acquiring the Subscription Units solely for the Investor's own account for investment and not on behalf of any other Person or with a view to, or for sale in connection with, any distribution thereof. The Investor agrees that the Investor will not, directly or indirectly, offer, transfer, sell, pledge, hypothecate, or otherwise dispose of any of the Subscription Units (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of any of the Subscription Units), except in compliance with (a) the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations of the Securities and Exchange Commission thereunder, (b) applicable state and non-U.S. securities or "blue sky" laws, and (c) the provisions of this Agreement and the Operating Agreement. The Investor further understands, acknowledges, and agrees that none of the Subscription Units or any interest therein or any rights relating thereto may be transferred, sold, pledged, hypothecated, or otherwise disposed of unless (i) the provisions of the Operating Agreement shall have been complied with and (ii) such disposition is exempt from the provisions of Section 5 of the Securities Act or is pursuant to an effective registration statement under the Securities Act and is exempt from (or in compliance with) applicable state securities or "blue sky" laws. Any attempt by the Investor, directly or indirectly, to offer, transfer, sell, pledge, hypothecate, or otherwise dispose of any of the Subscription Units, or any interest therein, or any rights relating thereto, without complying with the provisions of this Agreement and the Operating Agreement, as applicable, shall be void and of no effect.

(d)   Securities Laws Matters. The Investor acknowledges receipt of advice from the Company that: (a) the Subscription Units have not been registered under the Securities Act or qualified under any state securities or "blue sky" laws or non-U.S. securities laws; (b) it is not anticipated that there will be any public market for the Subscription Units; (c) the Investor must continue to bear the economic risk of the investment in the Subscription Units unless the Subscription Units are subsequently registered under the Securities Act and such state or non-U.S. securities laws or an exemption from such registration is available; (d) a restrictive legend shall be placed on any certificates representing the Subscription Units that make clear that such Subscription Units are subject to the restrictions on transferability set forth in this Agreement and the Operating Agreement; and (e) a notation shall be made in the appropriate records of the Company indicating that the Subscription Units are subject to restrictions on transfer and, if the Company should in the future engage the services of a transfer agent, appropriate stop-transfer instructions will be issued to such transfer agent with respect thereto.

(e)   Ability to Bear Risk. The Investor acknowledges that: (a) the financial situation of the Investor is such that it can afford to bear the economic risk of holding the Subscription Units for an indefinite period; and (b) the Investor can afford to suffer the complete loss of its investment in the Subscription Units.

(f)   Access to Information; Sophistication; Lack of Reliance. The Investor is familiar with the business and financial condition, properties, operations, and prospects of the Company and the Investor has been granted the opportunity to ask questions of, and receive answers from, representatives of the Company concerning the Company and the terms and conditions of the acquisition of the Subscription Units and to obtain any additional information that the Investor deems necessary to verify the accuracy of the information so provided. The Investor's knowledge and experience in financial and business matters is such that the Investor is capable of evaluating the merits and risk of the Investor's investment in the Subscription Units. The Investor has carefully reviewed the terms and provisions of this Agreement and the Operating Agreement and has evaluated the restrictions and obligations contained therein. In furtherance of the foregoing, the Investor represents and warrants that as of the Closing, (a) no representation or warranty, express or implied, whether written or oral, as to the financial condition, results of operations, prospects, properties, or business of the Company or as to the desirability or value of an investment in the Company has been made to the Investor by or on behalf of the Company, except for those representations and warranties expressly set forth in Section 2 of this Agreement, (b) the Investor has relied upon the Investor's own independent appraisal and investigation and the advice of the Investor's own counsel, tax advisors, and other advisors regarding the risks of an investment in the Company, and (c) the Investor will continue to bear sole responsibility for making its own independent evaluation and monitoring of the risks of its investment in the Company.

(g)   Accredited Investor. The Investor is an "accredited investor" as defined in Rule 501 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act and, in such case, shall submit to the Company such further assurances of such status as may be reasonably requested by the Company.

4. Binding Effect; Benefits. This Agreement shall be binding upon the successors, heirs, executors, and administrators of the parties hereto. Nothing in this Agreement, express or implied, is intended or shall be construed to give any Person other than the parties to this Agreement and their respective successors or permitted assigns any legal or equitable right, remedy, or claim under or in respect of any agreement or any provision contained herein.

5. Waiver. Any term or provision of this Agreement may be waived at any time by the party that is entitled to the benefits thereof, but only in writing signed by such party. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach, and no failure by any party to exercise any right or privilege hereunder shall be deemed a waiver of such party's rights or privileges hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder.

6. Amendments. This Agreement may not be modified, amended, altered, or supplemented except upon the execution and delivery of a written agreement executed by the parties whose rights and/or obligations hereunder are modified by such written agreement.

7. Assignability. Neither this Agreement, nor any right, remedy, obligation, or liability arising hereunder or by reason hereof shall be assignable by the Investor without the prior written consent of the Company.

8. Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of New Jersey, without giving effect to any choice or conflict of law provision or rule (whether of the State of New Jersey or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New Jersey.

9. Enforcement. Each party agrees that the parties shall be entitled to specific performance of the terms hereof.

10. Notices. All notices, requests, demands, letters, waivers, and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered personally, (ii) sent by next-day or overnight mail or delivery or (iii) sent by e-mail, as follows:

(A)   If to the Company:

Victor Energy, LLC
Attention: Michael W. Wellet Jr.
100 Franklin Square Drive, Suite 200
Somerset, New Jersey 08873
Email: mwellet@whitmanco.com

(B)   If to the Investor:

Attn: [NAME]
[ADDRESS]
[ADDRESS]

All such notices, requests, demands, letters, waivers and other communications shall be deemed to have been received (A) if by personal delivery, on the day delivered, (B) if by next-day or overnight mail or delivery, on the day delivered, or (C) if by e-mail, on the day delivered.

11. Headings. The headings contained herein are for convenience and shall not control or affect the meaning or interpretation of any provision hereof.

12. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, Docusign, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original copy of this Agreement.

13. Severability. In case any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, the validity and enforceability of the remaining provisions shall not in any way be affected thereby.

14. Entire Agreement. This Agreement, together with the Operating Agreement, shall constitute the entire agreement of the parties hereto with respect to the subject matter hereof and shall supersede all prior agreements, arrangements, understandings, documents, instruments and communications, whether written or oral, with respect to such subject matter.

15. Further Assurances. Subject to the terms and conditions provided herein, each party hereto covenants and agrees to use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper, or advisable, whether under applicable law or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement.


[Signature Page Follows]


IN WITNESS WHEREOF, the parties have hereby executed this Agreement as of the date first above written.

THE COMPANY:

Victor Energy, LLC

_____

By, Victor Holdings Inc., Manager
      By, Michael W. Wellet Jr., CEO

THE INVESTOR:

[NAME]

_____

<u>Exhibit D</u>


NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

VICTOR ENERGY LLC
0450718554


The above-named DOMESTIC LIMITED LIABILITY COMPANY was duly filed in accordance with New Jersey State Law on 10/22/2021 and was assigned identification number 0450718554. Following are the articles that constitute its original certificate.

1. Name:
VICTOR ENERGY LLC

2. Registered Agent:
MICHAEL W WELLET JR

3. Registered Office:
100 FRANKLIN SQUARE DRIVE
SUITE 200
SOMERSET, NEW JERSEY 08873

4. Business Purpose:
RESEARCH AND DEVELOPMENT OF ALTERNATIVE AND SUSTAINABLE ENERGY TECHNOLOGIES

5. Effective Date of this Filing is:
10/22/2021

6. Members/Managers:
MICHAEL RUSSO
19 TULIP LANE
FREEHOLD, NEW JERSEY 07728

DAVID A CASE
15 VIRGINA STREET
KENDALL PARK, NEW JERSEY 08824

JOHN F BEAUPRE
181 LONGENBACH AVE.
NAZARETH, PENNSYLVANIA 18064

7. Main Business Address:
100 FRANKLIN SQUARE DRIVE
SUITE 200
SOMERSET, NEW JERSEY 08873

Signatures:

MICHAEL W WELLET JR
AUTHORIZED REPRESENTATIVE

Continued on next page ...

NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

VICTOR ENERGY LLC
0450718554



*IN TESTIMONY WHEREOF, I have
hereunto set my hand and
affixed my Official Seal
22nd day of October, 2021*

Elizabeth Maher Muoio
State Treasurer

Certificate Number : 4152314283
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

DLN	N0000595324
Sequence Number	5520252
Filing Date	12/13/2021
Authorized Representative	Michael W Wellet Jr

Business Name	VICTOR ENERGY LLC
Entity ID	0450718554
EIN Number	###-###-433/000
Trade Name on Certificate	
Other Trade Names	
Beginning Date in NJ	10/22/2021
Open all Year	Yes
Business Location	100 FRANKLIN SQUARE DRIVE SUITE 200 SOMERSET NJ 08873
Mailing Name and Address	Michael W Wellet Jr, PE 100 FRANKLIN SQUARE DRIVE SUITE 200 SOMERSET NJ 08873
Ownership Type	Ltd. Liability Co. (1120 Filer)
Last Month of Fiscal Year	December
Is a subsidiary	No
Owners	Michael W Wellet Chief Operating Officer (Owns 25%) ###-##-9474 23 Woodland Heights Circle Glen Gardner NJ 08826 John F Beaupre VP (Owns 25%) ###-##-6959 181 Longenbach Ave Nazareth PA 18064 David A Case VP (Owns 25%) ###-##-9474 15 Virginia St Kendall Park NJ 08824 Michael Russo VP (Owns 25%) ###-##-8893 19 Tulip Lane Freehold NJ 07728

Business Code	2741
Principal Product or Service	Research and development of alternative energy solutions
Principal Activity	Research and development
Industrial Code	4939
NAICS Code	221114
Number of Workers	

Activities applicable to this business:

Paying employees working in New Jersey	No
Paying New Jersey residents working outside of New Jersey	No
Paying a pension or annuity to any New Jersey residents	No
Operates more than one facility in New Jersey with employees	No
Acquired assets, trade/business, and/or employees	No

Activities applicable to this business:

Sell or use taxable goods or services in New Jersey	No
Need to make exempt purchases	No
Wholesale sales or distribution of tobacco products	No
Sell or transport motor fuels or petroleum	No
Store petroleum and/or hazardous chemicals	No
Manufacture, distribute or sell litter generating products	No
Required to file for solid waste disposal facility	No
Required to file for solid waste transport	No
Operate a sanitary landfill	No
Sell or deliver natural gas or electricity	No
Sell goods or services to State Agencies or Casinos	No
Operate a Motor Vehicle Rental Company	No
Sell new tires or sell or lease Motor Vehicles	No
Sell voice grade access/mobile telecommunications	No
Operate a Hotel, Motel or Other Facility that rents rooms	No
Operate a Gambling Hall that holds games of chance	No
Operates in the Millville Sports & Entertainment District	No
Other business activities subject to miscellaneous taxes	None
Contact Name	Michael Wellet
Title	Chief Operating Officer
Email	mwellet@whitmanco.com
Daytime Phone	(908) 892 - 1582
Evening Phone	(908) 892 - 1582

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

SHORT FORM STANDING

VICTOR ENERGY LLC
0450718554

I, the Treasurer of the State of New Jersey, do hereby certify that the above-named NJ Domestic Limited Liability Company (LLC) was registered by this office on Friday, October 22, 2021.

As of the date of this certificate, said business continues as an active business in good standing in the State of New Jersey, and its Annual Reports are current.

I further certify that the registered agent and registered office are:

MICHAEL W WELLET JR
100 FRANKLIN SQUARE DRIVE
SUITE 200
SOMERSET, NEW JERSEY 08873



IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal 22nd day of October, 2021

Elizabeth Maher Muoio
State Treasurer

Certificate Number : 4152314143
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp